                                                                     EXHIBIT 12

               OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

      COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                  FOR THE FIVE YEARS ENDED DECEMBER 31, 1996
                     (Amounts in millions, except ratios)

                                           1996       1995       1994      1993       1992
----------------------------------------- ------     ------     ------    ------     ------
Income(loss) from continuing
 operations(a)                            $  672     $  478     $  (46)   $   80     $  131
                                          ------     ------     ------    ------     ------
  Add:
    Provision(credit) for taxes on income
     (other than foreign oil and gas
     taxes)                                  212        244         50       204        114
    Interest and debt expense(b)             494        592        594       601        666
    Portion of lease rentals
     representative of the interest
     factor                                   43         48         55        53         56
    Preferred dividends to minority
     stockholders of subsidiaries(c)          --         --         --        --          7
                                          ------     ------     ------    ------     ------
                                             749        884        699       858        843
                                          ------     ------     ------    ------     ------
Earnings(loss) before fixed charges       $1,421     $1,362     $  653    $  938     $  974
                                          ======     ======     ======    ======     ======
Fixed charges
    Interest and debt expense including
     capitalized interest(b)              $  506     $  602     $  599    $  612     $  685
    Portion of lease rentals
     representative of the interest
     factor                                   43         48         55        53         56
    Preferred dividends to minority
     stockholders of subsidiaries(c)          --         --         --        --          7
                                          ------     ------     ------    ------     ------
    Total fixed charges                   $  549     $  650     $  654    $  665     $  748
                                          ======     ======     ======    ======     ======
Ratio of earnings to fixed charges          2.59       2.10        n/a(d)   1.41       1.30
----------------------------------------- ======     ======     ======    ======     ======

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.

(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.

(c) Adjusted to a pretax basis.

(d) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $1 million.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA                                         Occidental Petroleum Corporation
Dollar amounts in millions, except per-share amounts                                                 and Subsidiaries

For the years ended December 31,                             1996         1995         1994         1993         1992
====================================================    =========    =========    =========    =========    =========
RESULTS OF OPERATIONS
   Net sales and operating revenues                     $  10,557    $  10,423    $   9,236    $   8,116    $   8,494
   Income(loss) from continuing operations              $     698    $     511    $     (36)   $      74    $     126
   Net income(loss)                                     $     668    $     511    $     (36)   $     283    $    (591)
   Preferred dividend requirements                      $      93    $      93    $      76    $      39    $       3
   Earnings(loss) applicable to common stock            $     575    $     418    $    (112)   $     244    $    (594)
   Earnings(loss) per common share from
      continuing operations                             $    1.86    $    1.31    $    (.36)   $     .12    $     .41
   Primary earnings(loss) per common share              $    1.77    $    1.31    $    (.36)   $     .80    $   (1.97)
   Fully diluted earnings(loss) per common share        $    1.73    $    1.30    $    (.36)   $     .80    $   (1.97)

FINANCIAL POSITION
   Total assets                                         $  17,634    $  17,815    $  17,989    $  17,123    $  17,877
   Long-term debt, net                                  $   4,511    $   4,819    $   5,823    $   5,728    $   5,452
   Capital lease liabilities, net                       $     237    $     259    $     291    $     319    $     354
   Stockholders' equity                                 $   5,140    $   4,630    $   4,457    $   3,958    $   3,440

   Dividends per common share                           $    1.00    $    1.00    $    1.00    $    1.00    $    1.00

AVERAGE SHARES OUTSTANDING (thousands)                    324,145      318,231      310,836      304,898      302,017
----------------------------------------------------    ---------    ---------    ---------    ---------    ---------

See Management's Discussion and Analysis and the Notes to Consolidated Financial Statements for information regarding accounting changes, asset acquisitions and dispositions and charges for reorganization, litigation matters, environmental remediation and other costs and other special items affecting comparability.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 BUSINESS ENVIRONMENT    Global demand for energy continued to increase. The
United States economy expanded modestly, while certain developing nations experienced robust growth. Harsh weather early in 1996 restricted the normal seasonal increases in crude oil inventories. Sales of Iraqi crude oil under United Nations Resolution 986, a psychological factor in the market all year, did not materialize until December 1996. Expansion of non-OPEC production was limited in 1996 and OPEC production remained sufficiently disciplined so that excess crude oil supply did not appear in the market. The combination of increased demand with controlled production and lower inventories provided higher prices for the year as the benchmark grades, West Texas Intermediate
(WTI) and Brent, each averaged more than $3.50 per barrel above 1995 levels. Volatility also increased as low inventories caused normal market messages to be amplified and traders factored the "on-again, off-again" status of Iraqi crude oil supply into their day-to-day market decisions. Producers, such as Occidental, benefited from the demand for energy more than refiners as a worldwide surplus of refining capacity continued to restrict refining margins.
     As in 1995, the difference in the value of light crude oil compared to heavy crude oil narrowed. Occidental continued to benefit from the change in relative values since Occidental's worldwide crude oil production, on average, is somewhat heavier than the benchmark grades.
     Natural gas prices were significantly higher in 1996 than in 1995. The 1995-96 heating season had an extended period of cold weather. Heating requirements increased demand, inventories were drawn down to low levels, and prices increased. The cold weather was particularly severe in the eastern half of the United States and transportation capacity from the western United States and Canada to the eastern United States was limited. This caused high prices in the Midwest and the East Coast compared to the rest of the country.
     Summer demand, supported by economic growth and the need to restore depleted inventories for the 1996-97 heating season, sustained relatively high prices. As winter approached, storage inventories were below year-ago levels, with producing area storage reduced the most.
     Price volatility has encouraged trading in natural gas futures on the New York Mercantile Exchange (NYMEX). The volume of futures trading is approximately four times the actual amount of gas delivered to pipelines. This winter, NYMEX natural gas futures attained another all-time high price and natural gas was among the most volatile of U.S.-traded commodities.
     With interstate natural gas pipelines operating under Federal Energy Regulatory Commission (FERC) Order 636 for the third year, state and federal regula-tors have focused their attention on the unbundling of services traditionally provided by local gas distribution companies (LDCs) and electric utilities. Producers and unregulated marketing companies are beginning to sell gas directly to retail customers previously supplied by LDCs. Unbundling of electric service at the retail level is currently under review. The transition to total unbundling of gas and electric services is anticipated within five years. This is creating new opportunities for marketers of both gas and electricity.
     Consolidation of gas marketing organizations continued in 1996, including combinations with organizations in the electric power sector. Such alliances are driven by economies of scale and the need to expand service capabilities to compete effectively in the U.S. economy.
     Although 1996 earnings for the U.S. chemical industry were lower than 1995, steady demand growth contributed to stability and to pricing and margins that overall were not unfavorable. Demand for OxyChem products remained strong as the United States and other economies continued to benefit from sustained health in such key end-use markets as construction, automotive, pulp and paper, and aluminum. While chlorine demand and prices remained strong throughout 1996, a softening of prices began to occur in caustic soda during the last half of the year as customer inventories of caustic soda grew in certain important sectors.
     Prices for ethylene and ethylene co-products, such as propylene, continued to improve during 1996 due to strong demand. However, ethylene margins were lower due to increasing feedstock costs. Polyvinyl chloride (PVC) demand continued to grow at strong rates during 1996, but increased industry capacity and higher raw material costs resulted in reduced margins. Sales and income from OxyChem's specialty business increased from 1995 due to the strong economy and contributions of complementary businesses acquired in the third quarter.

1996 INCOME SUMMARY    Occidental reported net income of $668 million ($1.77 per
share) in 1996, on net sales and operating revenues of $10.6 billion. Before the after-tax effect of the special items listed below, earnings were $643 million in 1996 and $623 million in 1995.

DIVISIONAL OPERATIONS    The following discussion of each of Occidental's three
operating divisions and corporate items should be read in conjunction with Note 17 to the Consolidated Financial Statements.
     Divisional earnings exclude interest income, interest expense, unallocated corporate expenses, extraordinary items and income from equity investments, but include gains from dispositions of divisional assets.
     Foreign income and other taxes and certain state taxes are included in divisional earnings on the basis of operating results. U.S. federal income taxes are not allocated to divisions except for amounts in lieu thereof that represent the tax effect of operating charges or credits resulting from purchase accounting adjustments which arise due to the implementation in 1992 of Statement of Financial Accounting Standards (SFAS) No. 109--"Accounting for Income Taxes." Divisional earnings in 1996 benefited by $89 million from credits allocated of $15 million, $48 million and $26 million in oil and gas, natural gas transmission and chemical, respectively. Divisional earnings in 1995 benefited by $91 million from credits allocated of $16 million, $48 million and $27 million in oil and gas, natural gas transmission and chemical, respectively. Divisional earnings in 1994 benefited by $91 million from net credits allocated of $18 million, $41 million and $32 million in oil and gas, natural gas transmission and chemical, respectively.
     The following table sets forth the sales and earnings of each operating division and corporate items:

DIVISIONAL OPERATIONS
In millions
                                                                  Sales                         Earnings(Loss)
                                    -----------------------------------    -----------------------------------
For the years ended December 31,         1996         1995         1994         1996         1995         1994
================================    =========    =========    =========    =========    =========    =========
Oil and gas                         $   3,680    $   3,018    $   2,451    $     480    $      45    $      27
Natural gas transmission                2,574        2,038        2,110          296          213          276
Chemical                                4,307        5,370        4,677          668        1,080          350
Other                                      (4)          (3)          (2)          --           --           --
                                    ---------    ---------    ---------    ---------    ---------    ---------
                                    $  10,557    $  10,423    $   9,236        1,444        1,338          653
                                    =========    =========    =========

Unallocated corporate items
   Interest expense, net                                                        (451)        (540)        (564)
   Income taxes                                                                 (263)        (295)        (110)
   Other                                                                         (32)           8          (15)
                                                                           ---------    ---------    ---------
Income(loss) before extraordinary items                                          698          511          (36)
Extraordinary gain(loss), net                                                    (30)          --           --
                                                                           ---------    ---------    ---------
Net income(loss)                                                           $     668    $     511    $     (36)
=======================================================================    =========    =========    =========

OIL AND GAS
                                                   1996         1995         1994
==========================================    =========    =========    =========
DIVISIONAL SALES (in millions)                $   3,680    $   3,018    $   2,451
DIVISIONAL EARNINGS (in millions)             $     480    $      45    $      27
AVERAGE SALES PRICES
   CRUDE OIL PRICES (per barrel)
      U.S.                                    $   18.98    $   15.61    $   14.21
      Other Western Hemisphere                $   12.65    $   10.62    $   10.19
      Eastern Hemisphere                      $   17.66    $   14.47    $   12.08
   GAS PRICES (per thousand cubic feet)
      U.S.                                    $    2.11    $    1.51    $    1.85
      Other Western Hemisphere                $      --    $      --    $    1.72
      Eastern Hemisphere                      $    2.23    $    2.07    $    1.15
EXPENSED EXPLORATION(a) (in millions)         $     120    $     106    $     127
CAPITAL EXPENDITURES (in millions)
   Development                                $     540    $     373    $     345
   Exploration                                $     164    $     130    $     147
   Acquisitions and other                     $      58    $      72    $     326
------------------------------------------    ---------    ---------    ---------

(a)  Includes amounts previously shown in exploration capital expenditures.

     Occidental emphasizes international oil and gas exploration and production. Occidental seeks long-term improvement in profitability and cash flow through a combination of improved operations in existing fields, enhanced oil recovery projects, high potential exploration and complementary property acquisitions.
     Occidental reorganized its worldwide oil and gas operations in late 1995. This change allowed Occidental to redeploy its resources, to reduce costs and to sharpen its focus on improving performance.
     The operating results of 1996, compared with 1995, reflected higher worldwide crude oil prices, increased international oil production, higher domestic natural gas prices and lower costs resulting from the reorganization, partially offset by higher exploration costs. The change in sales for 1996, compared with 1995, largely reflected higher worldwide crude oil production and prices and increased oil trading revenue. The operating results of 1995, compared with 1994, reflected higher worldwide crude oil production and prices, and higher international natural gas volumes and lower exploration costs, partially offset by lower domestic natural gas prices. The change in sales for 1995, compared with 1994, largely reflected higher worldwide crude oil production and prices and increased oil trading activity. Approximately one-third of oil and gas sales for 1996, 1995 and 1994 were attributable to oil trading activity. The results are not significant. Occidental participates in oil trading to remain aware of the complexities affecting price volatility and supply/demand fundamentals in order to optimize its long-term global oil marketing.
     The 1996 results included a $105 million charge for the write-down of Occidental's investment in an oil and gas project in the Republic of Komi in the former Soviet Union.
     The 1995 results included charges of $95 million related to reorganization costs and $109 million for settlement of litigation. The 1994 results reflected charges of $45 million for environmental and litigation matters, $11 million for the impairment of oil and gas properties and $12 million for a voluntary retirement program and severance and related costs. Also included in the 1994 results was the gain of $16 million from the sale of Occidental's remaining interests in its producing operations in Argentina and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests.

NATURAL GAS TRANSMISSION
                                              1996         1995         1994
=====================================    =========    =========    =========
DIVISIONAL SALES (in millions)           $   2,574    $   2,038    $   2,110
DIVISIONAL EARNINGS (in millions)        $     296    $     213    $     276
THROUGHPUT (trillions of cubic feet)
   Transportation                             1.55         1.53         1.53
   Sales                                       .70          .65          .55
                                         ---------    ---------    ---------
                                              2.25         2.18         2.08
                                         =========    =========    =========
CAPITAL EXPENDITURES (in millions)       $     147    $     150    $      93
-------------------------------------    ---------    ---------    ---------

     In 1996, MidCon Corp.'s (MidCon) total throughput volume (excluding transportation for affiliates) was 2.25 trillion cubic feet (Tcf), approximately 3 percent higher than 1995 throughput of 2.18 Tcf. Sales volumes increased approximately 8 percent from 1995, while transportation volumes were about equal. Revenues were higher in 1996 than in 1995, due primarily to higher sales prices and volumes.
     MidCon completed a reorganization of its operations in early 1996. Operations were structured to expedite design of products and services to meet changing customer needs, to optimize utilization of storage and transport capacity, and to reduce costs.
     The increased earnings in 1996, compared with 1995, primarily reflected higher gas sales margins, higher liquid prices and cost savings related to MidCon's reorganization, partially offset by lower transportation margins reflecting renegotiated customer contracts.
     Excluding special items, earnings for 1995 were approximately the same as 1994. Special items included a 1995 charge for reorganization costs of $37 million, and 1994 favorable items of $13 million from a reduction of LIFO gas storage inventory and $12 million from the reduction of the contract impairment reserve.

CHEMICAL
                                              1996         1995         1994
=====================================    =========    =========    =========
DIVISIONAL SALES (in millions)           $   4,307    $   5,370    $   4,677
DIVISIONAL EARNINGS (in millions)        $     668    $   1,080    $     350
KEY PRODUCT INDEXES (1987 through
   1990 average price = 1.0)
   Chlorine                                   1.36         1.36         1.43
   Caustic soda                               1.16         1.28          .54
   PVC resins                                  .82         1.01          .93
KEY PRODUCT VOLUMES
   Chlorine (thousands of tons)              3,254        3,170        3,172
   Caustic soda (thousands of tons)          3,401        3,275        3,471
   PVC resins (millions of pounds)           1,654        1,724        1,920
CAPITAL EXPENDITURES (in millions)
   Basic chemicals                       $     102    $     121    $      87
   Petrochemicals                        $      41    $      43    $      32
   Polymers and plastics                 $      75    $      33    $      34
   Specialty businesses                  $      39    $      30    $      23
   Other                                 $       5    $      16    $      14
-------------------------------------    ---------    ---------    ---------

     OxyChem's ongoing commitment to controlling costs and maintaining the reliable operation of its manufacturing facilities continues to benefit earnings. However, lower margins, resulting from higher feedstock and raw material costs and lower pricing, kept 1996 earnings below last year's record earnings.
     OxyChem completed a realignment of its operations in early 1996, whereby each of the four business units became responsible for worldwide management of its products and businesses. The realignment resulted in consolidation of logistical operations, more efficient delivery of products and cost reductions.
     Earnings in 1996 decreased, compared with 1995, mainly because margins declined for a number of OxyChem's key products, primarily PVC, caustic soda and petrochemicals resulting from lower sales prices, and increased feedstock costs. After declining in 1995, chlorine prices strengthened throughout 1996 having little year-to-year effect, while caustic pricing declined, especially for exports. Prices for PVC in 1996 were also lower. The drop in revenue from 1995 resulted principally from the absence of revenue from divested assets. Otherwise, sales volume increases mostly offset the impact on sales revenue of lower prices. The 1996 results benefited from ongoing manufacturing and administrative cost-improvement programs. The higher earnings in 1995, compared with 1994, reflected significantly improved prices and margins for PVC, caustic soda and petrochemicals.
     The 1996 earnings included the pretax gain of $170 million related to favorable litigation settlements, and a charge of $75 million for additional environmental reserves relating to various existing sites, and the related state tax effects. Included in the 1995 results was a $40 million pretax gain related to the sale of the PVC facility at Addis, Louisiana. The 1994 results reflected a $55 million charge for litigation matters and charges of $48 million for expenses related to the curtailment and closure of certain plant operations. Also included in the 1994 results was an $11 million unfavorable impact, related to an explosion at the Taft plant, and charges for start-up costs related to the now divested Swift Creek chemical plant.

CORPORATE    The 1996 income tax amount included a benefit of approximately $100 million primarily from a reduction in the deferred tax asset valuation allowance due to the realization of benefits from operating loss and credit carryforwards in the United States and Peru.
     The increased costs in unallocated corporate other items in 1996, compared with 1995, primarily reflected lower equity income from unconsolidated chemical investments and costs associated with the initial establishment of an Employee Stock Ownership Plan at MidCon.
     The improvement in unallocated corporate other items in 1995, compared with 1994, primarily reflected the benefit of higher equity income from unconsolidated chemical and oil and gas investments.
     The 1994 amount included a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No. 112--"Employers' Accounting for Postemployment Benefits."

MIDCON ESOP    In November 1996, Occidental established the MidCon Corp.
Employee Stock Ownership Plan (MidCon ESOP) for the benefit of employees of MidCon. Pursuant to the MidCon ESOP, Occidental has issued 1,400,000 shares of its cumulative MidCon-indexed convertible preferred stock (the CMIC Preferred Stock) to the MidCon Corp. ESOP Trust. The CMIC Preferred Stock is designed to track the value of MidCon, which remains a wholly-owned subsidiary of Occidental. The MidCon ESOP paid for the CMIC Preferred Stock with a $1.4 billion promissory note guaranteed by MidCon (the ESOP Note). Dividends on the CMIC Preferred Stock are payable at an annual rate of $21 per share, when and as declared by Occidental's Board of Directors. It is anticipated that MidCon will make annual contributions from its operating cash flow to the MidCon ESOP which, together with the annual dividends, will be used to repay the ESOP Note due to Occidental.

REORGANIZATION CHARGES    In the fourth quarter of 1995, Occidental recorded
pretax charges of $132 million related to the reorganization of its worldwide oil and gas operations and the reorganization of the operations of the natural gas transmission division.

ACCOUNTING CHANGES    Occidental periodically reviews the estimated economic
lives of its assets. Beginning in 1994, Occidental revised the estimated average useful lives used to compute depreciation for most of its chemical machinery and equipment from 20 years to 25 years and for most of its natural gas transmission property to a remaining life of 40 years. These revisions were made to more properly reflect the current economic lives of the assets based on anticipated industry conditions. The result was a reduction in net loss for the year ended December 31, 1994 of approximately $65 million, or approximately $.21 per share. Natural gas transmission and chemical divisional earnings benefited by approximately $31 million and $34 million, respectively.

STATEMENT OF POSITION NO. 96-1    In October 1996, the American Institute of
Certified Public Accountants (AICPA) issued Statement of Position No. 96-1--"Environmental Remediation Liabilities" (SOP 96-1), which provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display and disclosure of environmental remediation liabilities. Occidental will implement SOP 96-1 effective January 1, 1997 and has not yet made a final determination of its impact on the financial statements.

SFAS NO. 125    In June 1996, the Financial Accounting Standards Board issued
SFAS No. 125--"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Occidental will implement SFAS No. 125 effective January 1, 1997. The adoption of the statement is not expected to have a material impact on Occidental's financial position or results of operations.

SFAS NO. 123    In October 1995, the Financial Accounting Standards Board issued
SFAS No. 123--"Accounting for Stock-Based Compensation." This statement defines, among other things, a fair-value based method of accounting for options under an employee stock option plan. However, it also allows an entity to continue to account for such items using Accounting Principles Board (APB) Opinion No. 25--"Accounting for Stock Issued to Employees," under which no compensation expense is recognized. Occidental elected this option, which alternatively requires pro forma disclosures of net income and earnings per share, as if compensation expense had been recognized. In accordance with SFAS No. 123, Occidental will continue to use the accounting prescribed by APB Opinion No. 25. Effective for the year ended December 31, 1996, the required pro forma disclosures have been made as indicated above at Note 13 to the Consolidated Financial Statements.

SFAS NO. 121    In March 1995, the Financial Accounting Standards Board issued
SFAS No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss will be recognized in the income statement using a fair-value based model. Occidental's adoption of SFAS No. 121, effective January 1, 1996, did not have a material impact on Occidental's financial position or results of operations.

SFAS NO. 112    In December 1992, the Financial Accounting Standards Board
issued SFAS No. 112--"Employers' Accounting for Postemployment Benefits," which substantially changed the existing method of accounting for employer benefits provided to inactive or former employees after active employment but before retirement. The statement requires that the cost of postemployment benefits (principally medical benefits for inactive employees) be recognized in the financial statements during employees' active working careers. Occidental's adoption of SFAS No. 112, effective January 1, 1994, did not have a material impact on Occidental's financial position or results of operations.

SPECIAL ITEMS    Special items are infrequent transactions that may affect
comparability between years. The special items included in the 1996, 1995 and 1994 results are detailed below. For further information, see Note 17 to the Consolidated Financial Statements and the discussion above.

SPECIAL ITEMS

Benefit(Charge) In millions                       1996         1995         1994
=========================================    =========    =========    =========
OIL AND GAS
   Write-down of investment in
      oil and gas project in Komi            $    (105)   $      --    $      --
   Litigation settlement                            --         (109)          --
   Reorganization                                   --          (95)          --
   Gain on sale of producing
      interests in Argentina                        --           --           16
   U.K. North Sea reserve
      reversal                                      --           --           15
   Environmental and litigation                     --           --          (45)
   Severance and voluntary
      retirement program                            --           --          (12)
   Property impairments                             --           --          (11)
-----------------------------------------    ---------    ---------    ---------
NATURAL GAS TRANSMISSION
   Reorganization                                   --          (37)          --
   Contract impairment reserve
      reversal(a)                                   --           --           12
   Reduction of LIFO inventory                      --           --           13
-----------------------------------------    ---------    ---------    ---------
CHEMICAL
   Favorable litigation settlements                170           --           --
   Environmental reserves                          (75)          --           --
   Gain on sale of PVC facility                     --           40           --
   Litigation reserves                              --           --          (55)
   Curtailment of operations
      and plant closure                             --           --          (48)
   Plant explosion and
      start-up costs                                --           --          (11)
-----------------------------------------    ---------    ---------    ---------
CORPORATE
   Tax reserve reversal                            100           --           --
   Extraordinary loss on debt
      redemption(a)                                (30)          --           --
   Reversal of reserves and
      adoption of SFAS No. 112                      --           --            7
-----------------------------------------    ---------    ---------    ---------

(a)  These amounts are shown after-tax.

CONSOLIDATED OPERATIONS--REVENUES

SELECTED REVENUE ITEMS
In millions                                       1996         1995         1994
=========================================    =========    =========    =========
Net sales and operating
   revenues                                  $  10,557    $  10,423    $   9,236
Interest, dividends and
   other income                              $     247    $     114    $      92
Income from equity
   investments                               $      83    $     112    $      73
-----------------------------------------    ---------    ---------    ---------

     The increase in sales in 1996, compared with 1995, primarily reflected higher worldwide crude oil prices and production, increased oil trading activity, and higher prices and volume for domestic natural gas. These increases were partially offset by the absence of revenues from divested assets. The increase in sales in 1995, compared with 1994, primarily reflected higher sales prices for most major chemical products, higher worldwide crude oil production and prices, and increased oil trading activity. These increases were partially offset by the impact of lower domestic natural gas prices.
     The increase in interest, dividends and other income in 1996, compared with 1995, was primarily attributed to the gain of $170 million related to favorable litigation settlements. This was partially offset by decreased interest earnings resulting from lower investment balances compared to 1995. The increase in interest, dividends and other income in 1995, compared with 1994, reflected higher interest income resulting from the substantial increase in invested cash balances. Included in the 1994 amount was the benefit of $20 million from a pretax reduction of the contract impairment reserve at MidCon, and the $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests.
     The decrease in income from equity investments in 1996, compared with 1995, primarily reflected lower earnings from certain unconsolidated chemical investments.
     The increase in income from equity investments in 1995, compared with 1994, primarily reflected higher earnings from certain unconsolidated chemical and oil and gas investments.

CONSOLIDATED OPERATIONS--EXPENSES

SELECTED EXPENSE ITEMS
In millions                             1996         1995         1994
===============================    =========    =========    =========
Cost of sales                      $   7,037    $   6,962    $   6,726
Selling, general and adminis-
   trative and other
   operating expenses              $   1,084    $   1,191    $     985
Environmental remediation          $     100    $      21    $       5
Interest and debt expense, net     $     484    $     579    $     584
Provision for domestic and
   foreign income and
   other taxes                     $     454    $     402    $     143
-------------------------------    ---------    ---------    ---------

     Although the increase in cost of sales from 1995 to 1996 was small, it reflected higher prices on oil traded and higher chemical feedstock costs, largely offset by the absence of costs from divested assets.
     The increase in cost of sales in 1995, compared with 1994, primarily reflected increased oil trading activity.
     Selling, general and administrative and other operating expenses in 1995 reflected the charges for reorganization costs and settlement of litigation.
     Environmental remediation included a charge of $75 million in 1996, for additional environmental reserves related to various existing sites.
     Lower interest and debt expense in 1996 from 1995 primarily reflected lower outstanding average debt levels and lower average interest rates in 1996.
     The 1996 provision for domestic and foreign income and other taxes, compared with 1995, reflected the increased divisional earnings and reduced interest expense. In addition, income taxes for 1996 benefited by approximately $100 million from a reduction in the deferred tax asset valuation allowance. The 1995 provision for domestic and foreign income and other taxes, compared with 1994, reflected the substantial increase in divisional earnings subject to U.S. income tax, primarily at domestic chemical operations. In 1994, income taxes exceeded pretax income primarily because of substantial amounts of foreign income that were taxed individually in separate jurisdictions, before the benefit of a U.S. tax deduction for interest and corporate expenses.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES
In millions                  1996         1995         1994
                        =========    =========    =========
NET CASH PROVIDED       $   1,987    $   1,501    $     760

     The 1996 improvement in net cash provided by operating activities, compared with 1995, reflected higher operating earnings in both the oil and gas and natural gas transmission divisions, proceeds from litigation settlements and proceeds from sale of an additional $100 million of receivables.
     The 1995 improvement in net cash provided by operating activities, compared with 1994, reflected higher operating earnings in both the oil and gas and chemical divisions and proceeds of $100 million from an advance sale of crude oil, further discussed below.
     Other noncash charges of $320 million in 1996 primarily reflected the $105 million charge for the write-down of Occidental's investment in Komi and additional environmental reserves. Other noncash charges of $246 million in 1995 primarily reflected the charges of $132 million for reorganization costs at the oil and gas and natural gas transmission divisions. Other noncash charges of $175 million in 1994 primarily reflected the charges of $100 million for environmental and litigation matters and $48 million for expenses related to the curtailment and closure of certain chemical plant operations, partially offset by $22 million resulting from the reversal of reserves no longer needed and $20 million from the reduction of the contract impairment reserve. Each of the three years also included charges for employee benefit plans and other items.

INVESTING ACTIVITIES
In millions                  1996         1995         1994
                        =========    =========    =========
NET CASH USED           $    (979)   $    (136)   $  (1,007)

     Net cash used in investing activities included Occidental's capital expenditure program as discussed below. The 1996 and 1995 investing amounts also included proceeds from sales of businesses and other assets. The 1996 investing amount also included the cost for replenishment of cushion gas in natural gas reservoirs.

CAPITAL EXPENDITURES  In millions         1996         1995         1994
=================================    =========    =========    =========
Oil and gas                          $     762    $     575    $     818
Natural gas transmission                   147          150           93
Chemical                                   262          243          190
Corporate and other                         14           11            2
                                     ---------    ---------    ---------
                                     $   1,185    $     979    $   1,103
=================================    =========    =========    =========

     The spending in the oil and gas business continues to be the major part of Occidental's capital program, underscoring Occidental's commitment to this core business. Significant capital was also spent on chemical and natural gas transmission to maintain and upgrade Occidental's businesses and to provide for expansion.
     The 1994 capital expenditures included the cash portion of the purchase price of certain U.S. Gulf Coast oil and gas properties acquired from Agip Petroleum Co. Inc. and payments under a production sharing agreement for an enhanced oil recovery project in Qatar. Capital expenditures for 1997 are estimated to be approximately $1.3 billion, with most of the increase from 1996 allocated to oil and gas.

ADDITIONAL CASH FLOW INVESTING ACTIVITIES    The 1996 proceeds from the sale of
businesses and disposals of property, plant and equipment included the sale of a subsidiary which engaged in on-shore drilling and servicing of oil and gas wells and the sale of Occidental's royalty interest in the Congo.
     The 1995 operating lease buyouts of $141 million included $71 million for the Swift Creek chemical plant. This plant was part of the agricultural chemical products business sold in the fourth quarter of 1995. The 1995 net proceeds from the sale of businesses and disposal of property, plant and equipment reflected the proceeds from the sale of Occidental's high-density polyethylene business
(HDPE), its agricultural chemicals business, its PVC facilities at Addis, Louisiana, and Burlington South, New Jersey, which were sold pursuant to a Federal Trade Commission divestiture order, and a portion of Occidental's oil and gas operation in Pakistan.
     The 1994 purchase of businesses reflected cash balances obtained as a result of the acquisition of Placid Oil Company, which was consummated through the issuance of Occidental common and preferred stock.

FINANCING ACTIVITIES
In millions                    1996         1995         1994
                          =========    =========    =========
NET CASH PROVIDED(USED)   $  (1,249)   $    (974)   $     219

     The increase in 1996 cash used for financing activities, compared with 1995, reflected repayment of high coupon debt using proceeds from asset sales that occurred in 1996 and 1995 and cash flow from operations. In 1996, payments of long-term debt and capital lease liabilities and net proceeds from borrowings totaled $867 million.
     The significant change in 1995 financing activities, compared with 1994, reflected repayment of debt using proceeds from asset sales and cash flow from operations. In 1995, payments of long-term debt and capital lease liabilities and net proceeds from borrowings totaled $603 million.
     Financing activities in 1994 provided net cash proceeds of approximately $557 million from the February public offering of 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock. Additionally, in 1994, proceeds from borrowings, net of payments of long-term debt and capital lease liabilities, resulted in net cash provided of $26 million.
     Occidental paid preferred and common stock dividends of $415 million in 1996, $406 million in 1995 and $376 million in 1994. The increases in 1996 and 1995 primarily reflected the dividends on the preferred and common stocks issued in connection with acquisitions.
     Cash used by investing activities exceeded cash provided by operating activities for the year ended December 31, 1994. Occidental funded this net cash use through borrowings and issuance of preferred stock.
     Occidental has a centralized cash-management system that funds the working capital and capital expenditure requirements of its various subsidiaries. There are no provisions under existing debt agreements that significantly restrict the ability to move funds among operating entities.

ANALYSIS OF FINANCIAL POSITION    The changes in the following components of
Occidental's balance sheet are discussed below:

SELECTED BALANCE SHEET COMPONENTS
In millions                                         1996         1995
===========================================    =========    =========
Prepaid expenses and other                     $     407    $     461
Equity investments                             $   1,039    $     927
Other assets                                   $     445    $     344
Current maturities of long-term debt
   and capital lease liabilities               $      27    $     522
Accounts payable                               $   1,023    $     859
Accrued liabilities                            $   1,185    $   1,064
Long-term debt, net                            $   4,511    $   4,819
Stockholders' equity                           $   5,140    $   4,630
-------------------------------------------    ---------    ---------

     Prepaid expenses and other decreased reflecting the reduction of deferred tax assets and prepaid insurance during 1996. Equity investments increased primarily reflecting the acquisition of INDSPEC Chemical Corporation (INDSPEC). Other assets increased primarily reflecting goodwill resulting from various acquisitions during 1996.
     Accounts payable and accrued liabilities increased primarily reflecting significant increases in natural gas purchases. Current maturities of long-term debt and capital lease liabilities decreased reflecting the repayment of debt during 1996.
     Long-term debt, net of current maturities and unamortized discount, decreased reflecting debt repayments, using proceeds from asset sales and cash flow from operations. At December 31, 1996, minimum principal payments on long-term debt, including sinking fund requirements, totaled $367 million in 1998, $1.216 billion in 1999, $501 million in 2000, $515 million in 2001, $77 million in 2002 and $1.983 billion thereafter. However, Occidental has the option to call certain issues of long-term debt prior to their maturity dates.
     At December 31, 1996, Occidental had available approximately $2.0 billion of committed credit lines and draws on them, as needed, to maintain sufficient cash balances for daily operating and other purposes.
     The increase in stockholders' equity primarily reflected net income and the issuance of common stock for various acquisitions, to various employee benefit plans, and for the dividend reinvestment plan, partially offset by dividends declared.

ACQUISITIONS AND COMMITMENTS    In August 1996, Occidental acquired three
specialty chemical producers in separate transactions for approximately $149 million through the issuance of 5,512,355 shares of Occidental common stock, with a value of approximately $130 million, and the balance paid in cash. The acquisitions included Laurel Industries, Inc., North America's largest producer of antimony oxide at its LaPorte, Texas facility; Natural Gas Odorizing, Inc., the leading U.S. producer of mercaptan-based warning agents for use in natural gas and propane from its single plant in Baytown, Texas; and a plant in Augusta, Georgia, purchased from Power Silicates Manufacturing, Inc., which produces sodium silicates for use in soap and detergent formulating, paper manufacturing and silica-based catalysts. These acquisitions have been accounted for by the purchase method. Accordingly, the cost of each acquisition was allocated to the assets acquired, goodwill and liabilities assumed based upon their estimated respective fair values.
     In April 1996, Occidental completed its acquisition of a 64 percent equity interest (on a fully-diluted basis) in INDSPEC for approximately $92 million through the issuance of 3,346,421 shares of Occidental common stock, with a value of approximately $87 million, and the balance paid in cash. Under the terms of the acquisition agreement, INDSPEC's management and employees have retained voting control of INDSPEC.
     In December 1995, Occidental entered into a transaction with Clark USA, Inc. (Clark) under which Occidental agreed to deliver approximately 17.7 million barrels of WTI-equivalent oil over a six-year period. In exchange, Occidental received $100 million in cash and approximately 5.5 million shares of Clark common stock. As a result of this transaction, Occidental owns approximately 19 percent of Clark. Occidental has accounted for the consideration received in the transaction as deferred revenue which is being amortized into revenue as WTI-equivalent oil is produced and delivered during the term of the agreement. At December 31, 1996, approximately 15.5 million barrels remain to be delivered.
     During the second quarter of 1995, Occidental and Canadian Occidental Petroleum Ltd. formed partnerships into which they contributed primarily sodium chlorate manufacturing facilities. Occidental retained a less-than-twenty-percent direct interest in these partnerships accounted for on the equity method. This transaction did not result in any gain or loss.
     Commitments at December 31, 1996 for major capital expenditures during 1997 and thereafter were approximately $358 million. Total capital expenditures for 1997 are estimated to be approximately $1.3 billion, the major portion of which is for oil and gas. Occidental believes that, through internally-generated funds and financing activity, it will have sufficient funds to continue its current capital spending programs.

HEDGING ACTIVITIES    Occidental periodically uses commodity futures contracts,
options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Occidental does not engage in activities using complex or highly leveraged instruments. Gains and losses on commodity futures contracts are deferred until recognized as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. All other contracts are recognized in periodic income.
     In addition, the oil and gas division engages in oil and gas trading activity, primarily through the use of futures contracts. The results are not significant and are included in periodic income.
     Many of Occidental's foreign oil and gas operations and foreign chemical operations are located in countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. Additionally, almost all foreign oil and gas cash flows are denominated in U.S. dollars. Most foreign currency positions at December 31, 1996 are generally in a net liability position, effectively eliminating the potentially unfavorable effects of devaluation. For those currencies that are in a net asset position, Occidental maintains these positions at low levels so that the exposure to currency devaluation is relatively insignificant.
     Interest rate swaps are entered into as part of Occidental's overall strategy to maintain part of its debt on a floating rate basis. From time to time, Occidental enters into interest rate swaps on specific debt. Occidental has outstanding interest rate swaps as of December 31, 1996 on fixed-rate debt for notional amounts totaling $530 million, converting this fixed-rate debt to floating-rate debt. The swap rate difference resulted in approximately $1 million and $5 million of additional interest expense in 1996 and 1995, respectively, and $6 million savings in interest expense for 1994, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swaps on the weighted average interest rates for all debt in 1996, 1995 and 1994 was not significant. The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1996, Occidental would be required to pay approximately $10 million to terminate its interest rate swap agreements. Occidental will continue its strategy of maintaining part of its debt on a floating rate basis.

TAXES    Deferred tax liabilities were $2.3 billion at December 31, 1996, net of deferred tax assets of $1.6 billion. The current portion of the deferred tax assets of $300 million is included in prepaid expenses and other. The net deferred tax assets are expected to be realized through future operating income and reversal of taxable temporary differences.

LAWSUITS, COMMITMENTS AND CONTINGENCIES    Occidental and certain of its
subsidiaries are parties to various lawsuits, environmental and other proceedings and claims that may involve substantial amounts. See Note 10 to the Consolidated Financial Statements. Occidental also has commitments under contracts, guarantees and joint ventures and certain other contingent liabilities. See Note 11 to the Consolidated Financial Statements. In management's opinion, after taking into account reserves, none of these matters should have a material adverse effect upon Occidental's consolidated financial position or results of operations in any given year.

ENVIRONMENTAL EXPENDITURES    Occidental's operations in the United States are
subject to stringent federal, state and local laws and regulations relating to improving or maintaining the quality of the environment. Foreign operations also are subject to environmental protection laws. Costs associated with environmental compliance have increased over time and are expected to continue to rise in the future. Environmental expenditures, related to current operations, are factored into the overall business planning process. These expenditures are mainly considered an integral part of production in manufacturing quality products responsive to market demand.

ENVIRONMENTAL REMEDIATION    The laws which require or address environmental
remediation apply retroactively to previous waste disposal practices. And, in many cases, the laws apply regardless of fault, legality of the original activities or ownership or control of sites. Occidental is currently participating in environmental assessments and cleanups under these laws at federal Superfund sites, comparable state sites and other remediation sites, including Occidental facilities and previously owned sites. Also, Occidental and certain of its subsidiaries have been involved in a substantial number of governmental and private proceedings involving historical practices at various sites including, in some instances, having been named as defendants and/or as potentially responsible parties (PRPs) under the federal Superfund law. These proceedings seek funding and/or remediation and, in some cases, compensation for alleged personal injury or property damage, punitive damages and civil penalties, aggregating substantial amounts.
     Occidental does not consider the number of Superfund and comparable state sites at which it has been notified that it has been identified as being involved to be a relevant measure of exposure. Although the liability of a PRP, and in many cases its equivalent under state law, may be joint and several, Occidental is usually one of many companies cited as a PRP at these sites and has, to date, been successful in sharing cleanup costs with other financially sound companies. Also, many of these sites are still under investigation by the Environmental Protection Agency (EPA) or the equivalent state agencies. Prior to actual cleanup, the parties involved assess site conditions and responsibility and determine the appropriate remedy. The majority of remediation costs are incurred after the parties obtain EPA or equivalent state agency approval to proceed. The ultimate future cost of remediation of certain of the sites for which Occidental has been notified that it has been identified as involved cannot be reasonably determined at this time.
     As of December 31, 1996, Occidental had been notified by the EPA or equivalent state agencies or otherwise had become aware that it had been identified as being involved at 267 Superfund or comparable state sites. (This number does not include 71 sites where Occidental has been successful in resolving its involvement.) The 267 sites include 81 former Diamond Shamrock Chemical sites as to which Maxus Energy Corporation has retained all liability, and 2 sites at which the extent of such retained liability is disputed. Of the remaining 184 sites, Occidental has had no recent or significant communication or activity with government agencies or other PRPs at 29 sites, has denied involvement at 32 sites and has yet to determine involvement in 20 sites. With respect to the remaining 103 of these sites, Occidental is in various stages of evaluation. For 94 of these sites, where environmental remediation efforts are probable and the costs can be reasonably estimated, Occidental has accrued reserves at the most likely cost to be incurred. The 94 sites include 29 sites as to which present information indicates that it is probable that Occidental's aggregate exposure is immaterial. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. For the remaining 9 of the 103 sites being evaluated, Occidental does not have sufficient information to determine a range of liability, but Occidental does have sufficient information on which to base the opinion expressed above in the Lawsuits, Commitments and Contingencies section. For management's opinion on lawsuits and proceedings and on other environmental loss contingencies, see the Lawsuits, Commitments and Contingencies section.

ENVIRONMENTAL COSTS    Occidental's costs, some of which may include estimates,
relating to compliance with environmental laws and regulations are shown below for each division:

In millions                              1996         1995         1994
================================    =========    =========    =========
OPERATING EXPENSES
   Oil and gas                      $      41    $      41    $      34
   Natural gas transmission                 5            7            6
   Chemical                                59           63           74
                                    ---------    ---------    ---------
                                    $     105    $     111    $     114
                                    =========    =========    =========
REMEDIATION EXPENSES
   Oil and gas                      $      --    $       3    $       4
   Chemical                               100           18            1
                                    ---------    ---------    ---------
                                    $     100    $      21    $       5
                                    =========    =========    =========

CAPITAL EXPENDITURES
   Oil and gas                      $      54    $      43    $      42
   Natural gas transmission                 8            4            1
   Chemical                                27           27           24
                                    ---------    ---------    ---------
                                    $      89    $      74    $      67
================================    =========    =========    =========

     Operating expenses are incurred on a continuous basis. Remediation expenses relate to existing conditions caused by past operations and do not contribute to current or future revenue generation. Capital expenditures relate to longer lived improvements in facilities. Although total costs may vary in any one year, over the long term, divisional operating and capital expenditures for environmental compliance generally are expected to increase. As of December 31, 1996 and 1995, Occidental had environmental reserves of approximately $566 million and $582 million, respectively. The net reduction reflects additional provisions which are more than offset by payments for remediation programs and settlement agreements.

FOREIGN INVESTMENTS    Portions of Occidental's oil and gas assets are located
in countries outside North America, some of which may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization. At December 31, 1996, the carrying value of Occidental's oil and gas assets in countries outside North America aggregated approximately $1.924 billion, or approximately 11 percent of Occidental's total assets at that date. Of such assets, approximately $722 million was located in the Middle East, $639 million was located in Latin America, and substantially all of the remainder were located in the Netherlands and the Far East.


1997 BUSINESS OUTLOOK

OIL AND NATURAL GAS INDUSTRY    The petroleum industry is a highly competitive
global business subject to significant volatility due to numerous external market forces. World oil demand for 1997 is expected to increase by over 2 percent or 1.5 million barrels a day, with the largest increase coming from developing countries. Longer term, world GDP growth through 2001 should provide the impetus for rising oil demand.
     Oil prices will continue to be affected by short-term fundamentals such as weather, inventory levels, competing fuel prices, availability of transport capacity and supply conditions. Increases in crude oil supplies from non-OPEC sources, Iraqi production allowed under United Nations supervision and a warmer January and February 1997 have placed downward pressure on oil prices in the first quarter of 1997. Another factor that directly influences crude oil prices is OPEC members' compliance with production quotas. If world demand for oil stabilizes or declines, non-compliance with production quotas by member countries within OPEC will have a negative impact on prices. While fundamentals are a deciding factor affecting crude oil price over the longer term, day to day prices may be more volatile due to futures trading activity on the NYMEX. Such volatility can be influenced by perceptions of world events, government announcements, proposed legislation or other similar factors.
     Debottlenecking of gas pipelines continues, which has increased supply and, in turn, should reduce seasonal gas price disparities among U.S. geographic regions. In early 1997, the overall gas supply has increased and the frequency and magnitude of gas price spikes witnessed in 1996 were reduced. One of the results of these developments was that average gas prices should be lower in the first quarter than at year-end 1996.
     In order to enhance its competitiveness in response to steadily increasing global competition, Occidental continues its focus on improving both its organizational and cost structures to increase efficiencies and improve profitability. Increased efficiencies will help the Company increase output from its production base.
     Occidental's net worldwide oil production--which has risen by 48 percent since 1992--is expected to increase by more than 20 percent over the next two years principally from Qatar, Ecuador and the United States. Net worldwide gas production is expected to rise at a more moderate pace through the end of the century after which gas development projects now under way will result in a sharp increase in production.
     The Company's enhanced oil recovery (EOR) activities are expected to provide a major impetus for its growth strategy in 1997 and beyond. Occidental will continue to build on its successes in applying its engineering and technological skills to assist foreign governments in maximizing production from their oil fields through EOR projects. Approximately one-third of 1997 oil and gas capital expenditures will be allocated to support worldwide EOR projects.
     In addition, Occidental will continue its active global exploration program to seek large oil and natural gas deposits and to optimize the value of large natural gas projects in Malaysia, the Philippines and Indonesia. Occidental has more than 30 active exploration projects in 21 foreign countries. During 1997, Occidental expects to drill or participate in more than 40 wells worldwide, of which approximately 80 percent will be international.
     Work is moving ahead toward developing large natural gas discoveries in Malaysia and the Philippines. In Malaysia, design work has begun for the development of the Jintan field, which will provide initial feedstock for a new liquefied natural gas facility. In the Philippines, Occidental and its partners have signed a memorandum of understanding with the government to investigate the repowering of an idle nuclear power plant in Bataan with natural gas. Fields discovered by Occidental in Malaysia and with its partners in the Philippines contain an estimated 7.6 trillion cubic feet of gross recoverable natural gas.
     In Indonesia, Occidental has an interest in the Berau Block, where five major natural gas discoveries have been made. Appraisal of the discoveries by the operator will continue into 1997, but Occidental expects that the reserves are sufficient to justify construction of a liquefied natural gas plant.
     In northeastern Bangladesh, Occidental and Unocal, each with a 50 percent interest, have rights to explore and develop a large gas discovery made by a prior operator. In late 1996, Occidental, as operator, completed a gas sales and purchase agreement. Appraisal of the Jalalabad gas field will begin in 1997, with first production expected in 1998.
     The Gulf of Mexico will be a focus of continued exploration and development, while the expanding Austin Chalk operation in central Louisiana will be a vehicle to increase domestic production. In addition, the Milne Point operation in Alaska should contribute to the rise in domestic production.

NATURAL GAS TRANSMISSION INDUSTRY    As deregulation of the natural gas industry
moves beyond the city gate, state regulators are implementing programs allowing sales of gas by unregulated marketers directly to business and residential customers. Deregulation has also increased the flexibility of the entire gas pipeline infrastructure by providing incentives for relatively low-cost interconnections and incremental pipeline extensions to relieve bottlenecks. This increases the options available to LDCs for sources of gas. As a result, LDCs are relying less on long-term contracts for pipeline transportation and gas supply and more on the spot market and storage to meet their needs.
     On December 1, 1995, most contracts held by Natural Gas Pipeline Company of America (Natural), MidCon's regulated interstate pipeline company, with major LDCs expired. Most of these contracts were renewed, but at reduced firm capacity levels and prices, reflecting the change in LDC requirements. Natural was able to sell, for the 1995-96 and 1996-97 winter heating seasons, substantially all this released capacity. Also, on December 1, 1995, Natural implemented new services and revised rates pursuant to a new rate case. Natural has filed a settlement to resolve all rate case issues and is continuing discussions with major parties in an effort to achieve full support for the settlement.

     During 1996, MidCon's nonregulated unit, MidCon Gas Services Corp. (MidCon
Gas), reported gas sales to third parties of 460 billion cubic feet (Bcf), an increase of over 10 percent from the prior year. MidCon Gas continues to be one of the largest nonregulated storage managers in the country, with approximately 100 Bcf of working gas capacity at the start of the 1996-97 heating season.
     MidCon has implemented three key growth initiatives to capture opportunities provided by changes in the marketplace. One initiative involves new efforts to sell gas and electricity to commercial and small industrial customers as a bundled energy service. A new marketing unit of MidCon, "mc2", has been established to do this and initial product rollouts are taking place in the Chicago and New York metropolitan areas in early 1997. MidCon's power marketing business unit will participate in several electric power pilot programs as a first step toward offering a combined gas and electric service.
     Another growth initiative is to expand gas sales and portfolio management services to LDCs, regional marketers and industrial companies on a national basis. New markets will be entered by contracting for capacity on third-party systems, obtaining term gas supply and offering portfolio management services. Portfolio management integrates the customer's gas supply, transport and storage into MidCon's asset pool and maximizes asset utilization to create shared cost savings.
     Pipeline and storage development is MidCon's third growth initiative. Continued excess supply in Canada and the western United States, coupled with the growing eastern markets, demonstrates the need for more pipeline capacity to move gas eastward, for which MidCon's pipeline and storage assets are strategically located. The Amarillo and Trailblazer pipeline expansions are designed to support these efforts. Additionally, Natural and Crossroads Pipeline Company, a subsidiary of NIPSCO Industries, Inc., completed construction in January 1997 of a 100 million cubic feet (MMcf) per day interconnect between their systems, providing Natural an additional connection to markets east of Chicago.
     In August 1996, Natural received preliminary FERC approval, subject to an environmental review, to expand its Amarillo system from Harper, Iowa to Chicago. This expansion, plus use of existing capacity, will accommodate more than 500 MMcf per day of new gas supplies received from a proposed expansion of Northern Border Pipeline, a non-affiliated system that transports gas originating in western Canada. Northern Border also was granted preliminary FERC permission, subject to an environmental review, for its expansion program that includes a new line from Harper to the Chicago area. Natural is opposing the extension of the Northern Border system.
     If Northern Border builds its proposed extension into the Chicago area, service may commence within two to three years. Natural expects to mitigate any negative impact over time with additional market growth and expansion of capacity to move volumes east.
     Trailblazer Pipeline Company, in which Natural is a one-third partner, signed 10-year agreements with six shippers for additional firm transport service. Pending final FERC approval, Trailblazer will add compression to increase its capacity by 104 MMcf per day. The new facilities are scheduled to be placed in service during the summer of 1997.
     MidCon Texas Pipeline (MidCon Texas), MidCon's intrastate pipeline business, signed agreements in January 1996 with a major south Texas producer for the purchase and transportation of 274 Bcf of gas over a five-year period. The gas comes from production in Zapata and Webb counties near the U.S.-Mexico border. Arrangements included construction of 68 miles of large-diameter pipeline to connect to MidCon Texas' system. The pipeline was completed in August 1996.
     MidCon was granted a permit by Mexico to construct approximately 100 miles of pipeline from the United States to Monterrey, Mexico. This is the first pipeline transportation permit issued since Mexico amended its Constitution to provide for private ownership of gas pipelines and storage systems. When built, this pipeline will deliver up to 270 MMcf per day of gas to local distribution companies, industrial customers and electricity generators.

CHEMICAL INDUSTRY

BASIC CHEMICALS    In 1996, demand for chlorine and chlorine-related derivatives continued to be strong. For caustic soda, overall demand remained strong through the first three quarters of the year. The result was a year in which chlor-alkali margins overall remained at historically high levels.
     Markets that offer the strongest outlet for chlorine production include ethylene dichloride (EDC), vinyl chloride monomer (VCM) and PVC. Demand for EDC, which is principally exported, remained strong through 1996, as did chlorine consumption for VCM and other end uses. These market conditions are expected to continue in 1997.
     Due to strong demand, the chlorine and caustic soda industry operated essentially at capacity in 1996. Some new capacity will become available in 1997, primarily in the United States and Middle East; however, the industry is expected to remain capacity-constrained during the year.
     Chlorine markets will continue to experience pressure from various environmental groups and regulatory authorities seeking alternatives to, or substitutes for, compounds containing chlorine. While there has been less demand for chlorine in some market segments, such as pulp and paper, demand from the PVC industry has more than offset those reductions. Occidental believes that the overall market for chlorine will remain strong, led by PVC demand.
     Overall, chlorine prices in 1996 were comparable with average 1995 prices. Chlorine prices are expected to increase in 1997, while caustic soda prices will remain under pressure until demand for caustic soda in key sectors, such as alumina and automotive, returns to higher sustained levels.

PETROCHEMICALS    The primary petrochemicals--ethylene, propylene, butadiene and benzene--are precursors to a wide variety of consumer and industrial products that include fibers, tires and plastics. Petrochemicals account for approximately 20 percent of all chemical world trade, and changes in global economic conditions have an immediate effect on the domestic petrochemical industry. The cycles in the petrochemical business have been demonstrated by periods of high profitability, as in the late 1980s, followed by large capacity increases and subsequent depressed margins as experienced in 1991 through 1993.

     The profitability of petrochemical plants during 1996 was below expectations due to higher than anticipated feedstock costs. Margins in the first quarter were extremely low but began to increase as product prices were raised and prices for feedstocks such as refined by-products and natural gas liquids (NGL) fell. Profitability continued to increase through the third quarter. However, earnings declined when feedstock prices advanced as cold weather, coupled with low inventories of liquid and NGL feedstocks, drove margins down in the fourth quarter. OxyChem has the flexibility in some of its plants to operate on a wide variety of feedstocks. In particular, OxyChem was able to shift away from NGLs in certain plants when they became uneconomical in the fourth quarter. Margins are expected to improve in the second and third quarters of 1997, but return to lower levels near the end of the year as several major ethylene expansions come on-line.
     Throughout 1995 and 1996, OxyChem petrochemical and derivatives plants operated at capacity. Demand in 1997 is anticipated to increase slightly in excess of the growth in GDP. Ethylene growth in 1996 was about 5 percent, or two times GDP growth, while propylene demand growth was 3 percent. Ethylene was driven by both higher domestic and export demand. Propylene demand was fueled by a 9 percent increase in polypropylene production. Propylene supply and demand is expected to be in balance for the next several years because the new furnaces are heavily reliant on low propylene producing feedstock. Overall, OxyChem expects a growth rate of approximately 4 percent in ethylene and propylene in 1997. Benzene prices were driven down by the onset of new manufacturing processes. This new source of benzene, combined with flat styrene demand, kept benzene in an oversupplied mode which is expected to continue for several years. Demand for ethylene oxide and glycols is expected to expand by 3 percent per year in the United States and in excess of 5 percent globally. OxyChem expanded the Bayport facility by 25 percent in April 1996 in anticipation of a strengthening market for ethylene glycol.

POLYMERS AND PLASTICS    North American demand for PVC resin grew at a rate of
13 percent during 1996, led primarily by construction applications. Although lower in absolute volumes, export sales continued at a rate close to 10 percent of annual North American production. After recovering from declines during the latter half of 1995, PVC resin prices improved in the first half of 1996 but declined again in the second half of the year. This decline, combined with substantial feedstock cost increases during the second half of the year, resulted in poor PVC resin margins by year-end. This margin erosion during a period of demand growth can be attributed primarily to substantial capacity additions in both the domestic and world markets during 1996. Additional industry capacity is expected in 1997 and 1998; however, North American and global demand in 1997 is forecasted to grow at over 5 percent.
     OxyChem's 450 million-pounds-per-year PVC expansion at Pasadena, Texas is planned to start up in the second half of 1997. The 700 million-pounds-per-year VCM expansion at a plant, owned equally by OxyChem and Marubeni Corporation of Tokyo and managed by OxyChem, also is planned to come on stream in the second half of 1997 and will provide the major raw material (VCM) for the Pasadena PVC expansion.
     OxyChem's PVC business continues to be well balanced in all major end-use markets and is supported by a completely integrated feedstock supply. OxyChem has significant market share positions as a supplier in the following markets:
PVC pipe, vinyl siding, sheet vinyl flooring, vinyl floor tile, vinyl electrical insulation and PVC window frames. OxyChem also is well positioned in strategic export markets in the Asian Pacific and Latin American regions.

SPECIALTY BUSINESSES    The Specialty Business Group was formed in 1995 to
emphasize OxyChem's leadership position in many smaller-volume chemical markets. Specialty chemical products are less cyclical than commodity chemicals and provide a more steady source of earnings.
     Four separate acquisitions were made in 1996. In April, Occidental completed its acquisition of a 64 percent interest (on a fully-diluted basis) in INDSPEC, the world's largest producer of resorcinol, which is primarily used as a bonding and stiffening agent in the production of tires. In August, OxyChem completed three other acquisitions--a sodium silicate plant in Augusta, Georgia, which strengthens OxyChem's position as the second-largest producer in the United States; Natural Gas Odorizing, a producer of warning agents for the natural gas and propane markets; and Laurel Industries, North America's largest producer of antimony oxide, a flame retardant synergist used in manufacturing plastics complementing OxyChem's existing flame retardants.
     Product line extensions and additional volume in existing products are expected to improve profits in 1997. In addition, OxyChem will benefit from full-year operations at its recent acquisitions.
     OxyChem has targeted the Specialty Business Group for substantial growth in the coming years by expanding volume in existing products, developing new products and making acquisitions.

SAFE HARBOR STATEMENT REGARDING OUTLOOK AND OTHER FORWARD-LOOKING DATA
Portions of the Annual Report, including Management's Discussion and Analysis, are forward-looking and involve risks and uncertainties that could significantly affect expected results. Factors that could cause results to differ materially include, but are not limited to: global commodity pricing fluctuations; competitive pricing pressures; higher than expected costs including feedstocks; the supply/demand considerations for Occidental's products; any general economic recession domestically or internationally; and not successfully completing any expansion, capital expenditure or acquisition.

REPORT OF MANAGEMENT    The management of Occidental Petroleum Corporation is
responsible for the integrity of the financial data reported by Occidental and its subsidiaries. Fulfilling this responsibility requires the preparation and presentation of consolidated financial statements in accordance with generally accepted accounting principles. Management uses internal accounting controls, corporate-wide policies and procedures and judgment so that such statements reflect fairly the consolidated financial position, results of operations and cash flows of Occidental.

CONSOLIDATED STATEMENTS OF OPERATIONS                                        Occidental Petroleum Corporation
In millions, except per-share amounts                                                        and Subsidiaries

For the years ended December 31,                                               1996         1995         1994
======================================================================    =========    =========    =========
REVENUES
   Net sales and operating revenues
      Oil and gas operations                                              $   3,680    $   3,018    $   2,451
      Natural gas transmission operations                                     2,574        2,038        2,110
      Chemical operations                                                     4,307        5,370        4,677
      Interdivisional sales elimination and other                                (4)          (3)          (2)
                                                                          ---------    ---------    ---------
                                                                             10,557       10,423        9,236

   Interest, dividends and other income                                         247          114           92
   Gains on disposition of assets, net (Note 4)                                  11           45           15
   Income from equity investments (Note 15)                                      83          112           73
                                                                          ---------    ---------    ---------
                                                                             10,898       10,694        9,416
                                                                          ---------    ---------    ---------
COSTS AND OTHER DEDUCTIONS
   Cost of sales                                                              7,037        6,962        6,726
   Selling, general and administrative and other operating expenses           1,084        1,191          985
   Depreciation, depletion and amortization of assets                           921          922          882
   Environmental remediation                                                    100           21            5
   Exploration expense                                                          120          106          127
   Interest and debt expense, net                                               484          579          584
                                                                          ---------    ---------    ---------
                                                                              9,746        9,781        9,309
                                                                          ---------    ---------    ---------

INCOME(LOSS) BEFORE TAXES AND EXTRAORDINARY ITEMS                             1,152          913          107
Provision for domestic and foreign income and other taxes (Note 12)             454          402          143
                                                                          ---------    ---------    ---------

INCOME(LOSS) BEFORE EXTRAORDINARY ITEMS                                         698          511          (36)
Extraordinary gain(loss), net (Note 5)                                          (30)          --           --
                                                                          ---------    ---------    ---------
NET INCOME(LOSS)                                                          $     668    $     511    $     (36)
                                                                          =========    =========    =========

EARNINGS(LOSS) APPLICABLE TO COMMON STOCK                                 $     575    $     418    $    (112)
                                                                          =========    =========    =========

PRIMARY EARNINGS PER COMMON SHARE
   Income(loss) before extraordinary items                                $    1.86    $    1.31    $    (.36)
   Extraordinary gain(loss), net                                               (.09)          --           --
                                                                          ---------    ---------    ---------
PRIMARY EARNINGS(LOSS) PER COMMON SHARE (Note 1)                          $    1.77    $    1.31    $    (.36)
                                                                          =========    =========    =========

FULLY DILUTED EARNINGS(LOSS) PER COMMON SHARE (Note 1)                    $    1.73    $    1.30    $    (.36)
======================================================================    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
In millions, except share amounts

Assets at December 31,                                                          1996         1995
=======================================================================    =========    =========
CURRENT ASSETS
   Cash and cash equivalents (Note 1)                                      $     279    $     520
   Trade receivables, net of reserves of $24 in 1996 and $19 in 1995             635          643
   Receivables from joint ventures, partnerships and other                       236          248
   Inventories (Notes 1 and 6)                                                   633          647
   Prepaid expenses and other (Note 12)                                          407          461
                                                                           ---------    ---------
      TOTAL CURRENT ASSETS                                                     2,190        2,519
                                                                           ---------    ---------

LONG-TERM RECEIVABLES, NET                                                       152          158
                                                                           ---------    ---------

EQUITY INVESTMENTS (Notes 1 and 15)                                            1,039          927
                                                                           ---------    ---------
PROPERTY, PLANT AND EQUIPMENT, AT COST (Notes 1, 4 and 9)
   Oil and gas operations                                                      8,443        8,377
   Natural gas transmission operations                                         8,629        8,448
   Chemical operations                                                         5,893        5,672
   Corporate and other                                                           212          207
                                                                           ---------    ---------
                                                                              23,177       22,704
   Accumulated depreciation, depletion and amortization                       (9,369)      (8,837)
                                                                           ---------    ---------
                                                                              13,808       13,867

OTHER ASSETS (Note 1)                                                            445          344
                                                                           ---------    ---------
                                                                           $  17,634    $  17,815
=======================================================================    =========    =========

The accompanying notes are an integral part of these financial statements.

                                                                                             Occidental Petroleum Corporation
                                                                                                             and Subsidiaries

Liabilities and Equity at December 31,                                                                      1996         1995
===================================================================================================    =========    =========
CURRENT LIABILITIES
   Current maturities of long-term debt and capital lease liabilities (Notes 7 and 9)                  $      27    $     522
   Notes payable (Note 1)                                                                                     20           16
   Accounts payable                                                                                        1,023          859
   Accrued liabilities (Note 1)                                                                            1,185        1,064
   Dividends payable                                                                                         106          104
   Domestic and foreign income taxes (Note 12)                                                               109           92
                                                                                                       ---------    ---------
      TOTAL CURRENT LIABILITIES                                                                            2,470        2,657
                                                                                                       ---------    ---------

LONG-TERM DEBT, NET OF CURRENT MATURITIES AND UNAMORTIZED DISCOUNT (Note 7)                                4,511        4,819
                                                                                                       ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES
   Deferred and other domestic and foreign income taxes (Note 12)                                          2,560        2,620
   Other (Notes 1, 8, 9 and 14)                                                                            2,953        3,089
                                                                                                       ---------    ---------
                                                                                                           5,513        5,709
                                                                                                       ---------    ---------

CONTINGENT LIABILITIES AND COMMITMENTS (Notes 7, 9, 10, 11 and 12)

STOCKHOLDERS' EQUITY (Notes 4, 7 and 13)
   Nonredeemable preferred stock, $1.00 par value; authorized 50 million shares; outstanding shares:
      1996--26,493,209 and 1995--26,494,824; stated at liquidation value of $50 per share                  1,325        1,325
   ESOP preferred stock, $1.00 par value; authorized and outstanding shares:
      1996--1,400,000                                                                                      1,400           --
   Unearned ESOP shares                                                                                   (1,394)          --
   Common stock, $.20 par value; authorized 500 million shares; outstanding shares:
      1996--329,227,688 and 1995--318,711,037                                                                 66           64
   Additional paid-in capital                                                                              4,463        4,631
   Retained earnings(deficit)                                                                               (726)      (1,402)
   Cumulative foreign currency translation adjustments (Note 1)                                                6           12
                                                                                                       ---------    ---------
                                                                                                           5,140        4,630
                                                                                                       ---------    ---------
                                                                                                       $  17,634    $  17,815
===================================================================================================    =========    =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                                                  Occidental Petroleum Corporation
In millions                                                                                                      and Subsidiaries

                                                                                                                       Cumulative
                                            Non-                                           Additional     Retained        Foreign
                                      redeemable         ESOP     Unearned       Common       Paid-in     Earnings       Currency
                                       Preferred    Preferred         ESOP        Stock       Capital     (Deficit)   Translation
                                           Stock        Stock       Shares     (Notes 4      (Notes 7     (Notes 7    Adjustments
                                        (Note 13)    (Note 13)    (Note 13)      and 13)       and 13)      and 13)       (Note 1)
==================================    ==========    =========    =========    =========    ==========    =========    ===========
BALANCE, DECEMBER 31, 1993            $      575    $      --    $      --    $      61    $    5,212    $  (1,883)   $        (7)
   Net loss                                   --           --           --           --            --          (36)            --
   Dividends on common stock                  --           --           --           --          (311)          --             --
   Dividends on preferred stock               --           --           --           --           (76)          --             --
   Issuance of common stock                   --           --           --            2           193           --             --
   Issuance of preferred stock
      (Note 13)                              750           --           --           --           (17)          --             --
   Pension liability adjustment
      (Note 14)                               --           --           --           --            --          (10)            --
   Exercises of options and other,
      net                                     --           --           --           --             3           --              1
----------------------------------    ----------    ---------    ---------    ---------    ----------    ---------    -----------
BALANCE, DECEMBER 31, 1994                 1,325           --           --           63         5,004       (1,929)            (6)
   Net income                                 --           --           --           --            --          511             --
   Dividends on common stock                  --           --           --           --          (318)          --             --
   Dividends on preferred stock               --           --           --           --           (93)          --             --
   Issuance of common stock                   --           --           --            1            28           --             --
   Pension liability adjustment
      (Note 14)                               --           --           --           --            --           16             --
   Exercises of options and other,
      net                                     --           --           --           --            10           --             18
----------------------------------    ----------    ---------    ---------    ---------    ----------    ---------    -----------
BALANCE, DECEMBER 31, 1995                 1,325           --           --           64         4,631       (1,402)            12
   Net income                                 --           --           --           --            --          668             --
   Dividends on common stock                  --           --           --           --          (325)          --             --
   Dividends on preferred stock               --           --           --           --           (93)          --             --
   Issuance of common stock                   --           --           --            2           240           --             --
   Issuance of preferred stock
      (Note 13)                               --        1,400       (1,394)          --            (6)          --             --
   Pension liability adjustment
      (Note 14)                               --           --           --           --            --            8             --
   Exercises of options and other,
      net                                     --           --           --           --            16           --             (6)
----------------------------------    ----------    ---------    ---------    ---------    ----------    ---------    -----------
BALANCE, DECEMBER 31, 1996            $    1,325    $   1,400    $  (1,394)   $      66    $    4,463    $    (726)   $         6
==================================    ==========    =========    =========    =========    ==========    =========    ===========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                 Occidental Petroleum Corporation
In millions                                                                                           and Subsidiaries

For the years ended December 31,                                                        1996         1995         1994
===============================================================================    =========    =========    =========
CASH FLOW FROM OPERATING ACTIVITIES
   Net income(loss)                                                                $     668    $     511    $     (36)
   Adjustments to reconcile income to net cash provided by operating activities:
      Extraordinary (gain)loss, net                                                       30           --           --
      Depreciation, depletion and amortization of assets                                 921          922          882
      Amortization of debt discount and deferred financing costs                           7           31           15
      Deferred income tax provision                                                        3           18           26
      Other noncash charges(credits) to income                                           320          246          175
      Gains on disposition of assets, net                                                (11)         (45)         (15)
      Income from equity investments                                                     (83)        (112)         (73)
      Exploration expense                                                                120          106          127
   Changes in operating assets and liabilities:
      Decrease(increase) in accounts and notes receivable                                 33          106         (240)
      Decrease(increase) in inventories                                                   --          (68)          14
      Increase in prepaid expenses and other assets                                      (35)         (41)         (59)
      Increase(decrease) in accounts payable and accrued liabilities                     150         (191)         156
      Increase(decrease) in current domestic and foreign income taxes                     41           48           16
   Other operating, net                                                                 (177)         (30)        (228)
                                                                                   ---------    ---------    ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                        1,987        1,501          760
                                                                                   ---------    ---------    ---------

CASH FLOW FROM INVESTING ACTIVITIES
   Capital expenditures                                                               (1,185)        (979)      (1,103)
   Proceeds from disposal of property, plant and equipment, net (Note 4)                 233          176            8
   Buyout of operating leases                                                             --         (141)          --
   Purchase of businesses                                                                (18)          (7)          46
   Sale of businesses, net (Note 4)                                                       31          756            2
   Equity investments, net                                                                52           60           41
   Other investing, net                                                                  (92)          (1)          (1)
                                                                                   ---------    ---------    ---------
      NET CASH USED BY INVESTING ACTIVITIES                                             (979)        (136)      (1,007)
                                                                                   ---------    ---------    ---------

CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from long-term debt                                                           65          322          621
   Net proceeds from commercial paper and revolving credit agreements                    645         (528)        (160)
   Payments of long-term debt and capital lease liabilities                           (1,577)        (397)        (435)
   Proceeds from issuance of common stock                                                 25           28           38
   Proceeds from issuance of preferred stock (Note 13)                                    --           --          557
   Payments of notes payable                                                              (1)          (5)         (22)
   Cash dividends paid                                                                  (415)        (406)        (376)
   Other financing, net                                                                    9           12           (4)
                                                                                   ---------    ---------    ---------
      NET CASH PROVIDED(USED) BY FINANCING ACTIVITIES                                 (1,249)        (974)         219
                                                                                   ---------    ---------    ---------
INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS                                         (241)         391          (28)
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR                                             520          129          157
                                                                                   ---------    ---------    ---------
CASH AND CASH EQUIVALENTS--END OF YEAR                                             $     279    $     520    $     129
===============================================================================    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

NATURE OF OPERATIONS    Occidental is a multinational organization whose
principal lines of business are oil and gas exploration and production, natural gas transmission and chemicals. Oil and gas and natural gas transmission comprise approximately 35 percent and 25 percent of sales, respectively, while chemical represents approximately 40 percent of sales.
     Internationally, Occidental has oil and gas production in 10 countries and exploration projects in 21 countries. Domestically, Occidental has oil and gas exploration and production in the United States, including the Gulf of Mexico. In natural gas transmission, Occidental processes, buys, sells, stores and transports natural gas. Occidental handles approximately 10 percent of the natural gas consumed annually in the United States. In addition, Occidental is one of the world's largest commodity chemical producers, with interests in basic chemicals, petrochemicals and polymers and plastics.

PRINCIPLES OF CONSOLIDATION    The consolidated financial statements include the
accounts of Occidental Petroleum Corporation, all subsidiaries where the Company has majority ownership of voting stock and Occidental's proportionate interests in oil and gas exploration and production ventures (Occidental). All material intercompany accounts and transactions have been eliminated. Investments in less than majority-owned enterprises, including joint-interest pipelines, but excluding oil and gas exploration and production ventures, are accounted for on the equity method (see Note 15).
     Certain financial statements, notes and supplementary data for prior years have been changed to conform to the 1996 presentation.

RISKS AND UNCERTAINTIES    The process of preparing consolidated financial
statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of Occidental's financial position and results of operations.
     Included in the accompanying balance sheet is net property, plant and equipment at a carrying value of $13.808 billion as of December 31, 1996. These carrying values are based on Occidental's plans and intentions to continue to operate, maintain and, where it is economically desirable, to expand its businesses. If future economic conditions result in changes in management's plans or intentions, the carrying values of the affected assets will be reviewed again and any appropriate adjustments made.
     Included in the accompanying consolidated balance sheet is a deferred tax asset of $1.6 billion as of December 31, 1996, the noncurrent portion of which is netted against deferred income tax liabilities. Realization of that asset is dependent upon Occidental generating sufficient future taxable income. Occidental expects to realize the recorded deferred tax asset through future operating income and reversal of taxable temporary differences.
     The accompanying consolidated balance sheet includes assets of $1.924 billion as of December 31, 1996 relating to Occidental's oil and gas operations in countries outside North America. Some of these countries may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization.
     Since Occidental's major products are commodities, significant changes in the prices of oil and gas and chemical products could have a significant impact on Occidental's results of operations for any particular year.

FOREIGN CURRENCY TRANSLATION    The functional currency applicable to
Occidental's foreign oil and gas operations, except for operations in the Dutch sector of the North Sea, is the U.S. dollar since cash flows are denominated principally in U.S. dollars. Chemical operations in Latin America, which historically have been subject to high inflation rates, use the U.S. dollar as the functional currency. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated a loss of approximately $3 million in 1996 and gains of approximately $1 million in 1995 and $14 million in 1994, which in 1994 was mainly attributable to the highly inflationary economy of Brazil.

CASH AND CASH EQUIVALENTS    Cash equivalents consist of highly liquid money-
market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $206 million and $620 million at December 31, 1996 and 1995, respectively.

TRADE RECEIVABLES    In 1992, Occidental entered into an agreement to sell,
under a revolving sale program, an undivided percentage ownership interest in a designated pool of domestic trade receivables, with limited recourse. Under this program, Occidental serves as the collection agent with respect to the receivables sold. An interest in new receivables is sold as collections are made from customers. As of December 31, 1996, Occidental had received cash proceeds totaling $600 million, of which $100 million was received in the fourth quarter of 1996 and the remainder in 1993 and 1992. Fees and expenses under this program are included in Selling, general and administrative and other operating expenses. During the years ended December 31, 1996, 1995 and 1994, the cost of this program amounted to approximately 5.8 percent, 6.3 percent and 4.8 percent, respectively, of the weighted average amount of proceeds received.

INVENTORIES    Product and raw material inventories, except certain domestic chemicals, are stated at cost determined on the first-in, first-out (FIFO) and average-cost methods and did not exceed market value. The remaining product and raw material inventories are stated at cost using the last-in, first-out (LIFO) method and also did not exceed market value. Inventories of materials and supplies are valued at cost or less (see Note 6).

PROPERTY, PLANT AND EQUIPMENT    Property additions and major renewals and
improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets (see Note 17). Depreciation of oil and gas producing properties is determined principally by the unit-of-production method and is based on estimated recoverable reserves. The unit-of-production method of depreciation, based on estimated total productive life, also is used for certain chemical plant and equipment. Depreciation of other plant and equipment, including natural gas transmission facilities, has been provided primarily using the straight-line method (see Note 5).
     Oil and gas properties are accounted for using the successful-efforts method. Costs of acquiring nonproducing acreage, costs of drilling successful exploration wells and development costs are capitalized. Producing and nonproducing properties are evaluated periodically and, if conditions warrant, an impairment reserve is provided. Annually, a determination is made whether it is probable that significant impairment of the carrying cost for individual fields or groups of fields has occurred, considering a number of factors, including profitability, political risk and Occidental's estimate of future oil and gas prices. If impairment is believed probable, a further analysis is performed using Occidental's estimate of future oil and gas prices to determine any impairment to be recorded for specific properties. Annual lease rentals and exploration costs, including geologic and geophysical costs and exploratory dry-hole costs, are expensed as incurred.
     In 1986, Occidental acquired, in a transaction accounted for as a purchase, MidCon Corp. (MidCon), a natural gas transmission company whose interstate pipeline subsidiary is subject to rate regulation by the Federal Energy Regulatory Commission. Accordingly, MidCon defers or capitalizes certain costs in property, plant and equipment, the recovery of which is subject to the rate-regulatory process. With respect to the interstate natural gas transmission subsidiary of MidCon, the allocated purchase price, less subsequent accumulated depreciation, exceeded the amount subject to recovery through the rate-regulatory process by $4.2 billion at both December 31, 1996 and 1995. This excess amount as of December 31, 1996 is being depreciated over a remaining period of 37 years.

OTHER ASSETS    Other assets include tangible and intangible assets, certain of which are amortized over the estimated periods to be benefited.

NOTES PAYABLE    Notes payable at December 31, 1996 and 1995 consisted of
short-term notes due to financial institutions and other corporations. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1996 and 1995 was 5.4 percent and 6.0 percent, respectively.

ACCRUED LIABILITIES--CURRENT    Accrued liabilities include the following (in millions):

Balance at December 31,                                     1996         1995
===================================================    =========    =========
Accrued payroll, commissions and related expenses      $     182    $     229
Accrued interest expense                               $      95    $     134
---------------------------------------------------    ---------    ---------

ENVIRONMENTAL COSTS    Environmental expenditures that relate to current
operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Reserves for estimated costs are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset. The environmental reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $138 million and $428 million, respectively, at December 31, 1996 and $138 million and $444 million, respectively, at December 31, 1995.
     Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of December 31, 1996 and 1995, reserves that were recorded on a discounted basis were not material.

DISMANTLEMENT, RESTORATION AND RECLAMATION COSTS    The estimated future
abandonment costs of oil and gas properties and removal costs for offshore production platforms, net of salvage value, are accrued over their operating lives. Such costs are calculated at unit-of-production rates based upon estimated proved recoverable reserves and are taken into account in determining depreciation, depletion and amortization. For all other operations, appropriate reserves are provided when a decision is made to dispose of a property, since Occidental makes capital renewal expenditures on a continual basis while an asset is in operation. Such reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $9 million and $215 million, respectively, at December 31, 1996 and $16 million and $222 million, respectively, at December 31, 1995.

HEDGING ACTIVITIES    Occidental periodically uses commodity futures contracts,
options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Gains and losses on commodity futures contracts are deferred until recognized as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. All other contracts are recognized in periodic income. The cash flows from such contracts are included in operating activities in the consolidated statements of cash flows.
     Interest rate swaps are entered into, from time to time, on specific debt as part of Occidental's overall strategy to maintain part of its debt on a floating rate basis.

EARNINGS PER COMMON SHARE    Primary earnings per common share was computed by
dividing net income, less preferred dividend requirements, by the weighted average number of common shares outstanding and the dilutive effect of stock options during each year: approximately 324 million in 1996, 318 million in 1995 and 311 million in 1994. The computation of fully diluted earnings per share further assumes the dilutive effect of conversion of the preferred stocks.

SUPPLEMENTAL CASH FLOW INFORMATION Cash payments during the years 1996, 1995 and 1994 included federal, foreign and state income taxes of approximately $273 million, $230 million and $133 million, respectively. Interest paid (net of interest capitalized) totaled approximately $484 million, $546 million and $507 million for the years 1996, 1995 and 1994, respectively. See Note 4 for detail of noncash investing and financing activities regarding certain acquisitions.


NOTE 2 FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

COMMODITY FUTURES AND FORWARD CONTRACTS    Occidental's oil and gas and natural
gas transmission segments have, from time to time, engaged in some form of commodity derivative activity, generally limited to hedging arrangements. The oil and gas division engages in oil and gas trading activity primarily through the use of futures contracts. The results are not significant and are included in periodic income. MidCon uses commodity futures contracts, options and swaps to hedge the impact of natural gas price fluctuations related to two major categories of business: purchases for and sales from storage; and fixed-price sales and purchase contracts.

STORAGE    Storage activities consist of purchasing and injecting natural gas into storage during low-price, low-demand periods (typically the months of April through October) and withdrawing that gas for sale during high-price, high-demand periods (typically the months of November through March). These periods may vary depending primarily on weather conditions and competing fuel prices in the market areas. MidCon uses derivatives to hedge the sales and purchase prices related to its storage program mainly through futures contracts. The hedging contracts used have terms of less than 18 months. Gains and losses on these hedging contracts are deferred until recognized when the transactions being hedged are finalized. A small number of options were sold against inventory capacity or physical inventory with results included in periodic income.

FIXED-PRICE SALES AND PURCHASES    Fixed-price gas sales and purchase contracts
vary by agreement. Hedges are placed nearly simultaneously with the consummation of many of the sales-purchase agreements. All agreements are for less than 18 months.
     Gains and losses on these hedging contracts are deferred until recognized when the transactions being hedged are finalized. New York Mercantile Exchange (NYMEX), Kansas City Board of Trade (KCBT) (collectively, the Exchanges) and over-the-counter (OTC) hedge instruments are utilized.

     All hedging activity is matched to physical natural gas buying and selling activity and is done with natural gas futures or derivative instruments. There is essentially no discrepancy with regard to timing, i.e., hedges are placed for the same month in which the price risk for the underlying physical movement is anticipated to occur, based on analysis of sales and purchase contracts and historical data. Hedges are removed upon consummation of the underlying physical activity. All deferred gains or losses are then recognized. Because the commodity covered by the Exchanges' natural gas futures contracts is substantially the same commodity that MidCon buys and sells in the physical market, no special correlation studies, other than monitoring the degree of convergence between the futures and the cash markets, are deemed necessary. Geographic basis risk (the difference in value of gas at the Exchanges' delivery points versus the points of MidCon's transaction) is monitored and, where appropriate, hedged using OTC instruments. Exchange-traded futures and options are valued using settlement prices published by the Exchanges. OTC options are valued using a standard option pricing model that requires published exchange prices, market volatility per broker quotes and the time value of money. Swaps are valued by comparing current broker quotes for price or basis with the corresponding price or basis in the related swap agreement and then discounting the result to present value.
     Although futures and options traded on the Exchanges are included in the table below, they are not financial instruments as defined in generally accepted accounting principles (GAAP), since physical delivery of natural gas may be, and occasionally is, made pursuant to these contracts. However, they are a major part of MidCon's commodity risk management program.
     The following table summarizes the types of hedges used and the related financial information as of December 31, 1996 and 1995:

                                                                                1996                                    1995
                                                 -----------------------------------    ------------------------------------
                                                              Over-the-                               Over-the-
Notional volumes in Bcf             Hedges of    Exchanges(a)   Counter(b)     Total    Exchanges(a)    Counter(b)     Total
================================    =========    =========    =========    =========    =========     =========    =========
Price hedge
   Futures                          Purchases           32           --           32           62            --           62
   Swaps                            Purchases           --           --           --           --             8            8
                                    Sales               --            1            1           --            --           --
   Options                          Purchases           --            2            2           --            --           --

Basis hedge
   Basis swaps(c)                   Purchases           --           33           33           --             9            9
                                    Sales               --           34           34           --             7            7
--------------------------------    ---------    ---------    ---------    ---------    ---------     ---------    ---------

                                                                            1996                                            1995
                                   ---------------------------------------------   ---------------------------------------------
                                               Over-the-        Book        Fair               Over-the-        Book        Fair
Dollars in millions                Exchanges     Counter       Value       Value   Exchanges     Counter       Value       Value
================================   =========   =========   =========   =========   =========   =========   =========   =========
Deferred net gains(losses)
   Firm commitment/forecast
      transactions                 $      (3)  $      --                           $      14   $      --

Assets
   Basis swaps                                             $      --   $       1                           $      --   $      --

Liabilities
   Price swaps                                             $      --   $      --                           $       2   $       6

   Basis swaps                                             $      --   $      --                           $       1   $       2
--------------------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

(a)  Not financial instruments as defined in GAAP but included as they are a major part of the program.
(b)  Excluding the nine-year swap agreement, which was terminated in 1996, the average weighted term is less than 12 months. Ninety percent of the notional volumes are hedged with counterparties with a triple B or better credit rating.
(c)  Basis swaps are utilized to hedge the geographic price differentials due primarily to transportation cost and local supply-
     demand factors.

FORWARD EXCHANGE AND INTEREST RATE CONTRACTS    Occidental is engaged in both
oil and gas and chemical activities internationally. International oil and gas transactions are mainly denominated in U.S. dollars; consequently, foreign currency exposure is not deemed material. Many of Occidental's foreign oil and gas operations and foreign chemical operations are located in countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. Most foreign currency positions at December 31, 1996 are generally in a net liability position, effectively eliminating the potentially unfavorable effects of devaluation. For those currencies that are in a net asset position, Occidental maintains these positions at low levels so that the exposure to currency devaluation is relatively insignificant. At December 31, 1996, Occidental had one foreign currency forward purchase exchange contract totaling $38 million which hedged foreign currency denominated debt. This contract matures in 2000.
     From time to time, Occidental enters into interest rate swap agreements. In November 1993, Occidental entered into interest rate swaps on newly issued fixed-rate debt for notional amounts totaling $530 million. This converted fixed-rate debt into variable-rate debt, based on the London Interbank Offered Rate (LIBOR), with interest rates ranging from 6.5 percent to 6.7 percent at December 31, 1996. These agreements mature at various dates from 1998 through 2000. Notional amounts do not represent cash flow. Credit risk exposure is limited to the net interest differentials, which are reflected in interest expense. The swap rate difference resulted in approximately $1 million and $5 million of additional interest expense in 1996 and 1995, respectively, and $6 million savings in interest expense for 1994, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swaps on the weighted average interest rates for all debt in 1996, 1995 and 1994 was not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS    Occidental values financial instruments
as required by Statement of Financial Accounting Standards (SFAS) No. 107. The carrying amounts of cash and cash equivalents and short-term notes payable approximate fair value because of the short maturity of those instruments. Occidental estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to Occidental for debt of similar rating and similar remaining maturities. The estimated fair value of Occidental's long-term debt at December 31, 1996 and 1995 was $4.968 billion and $5.478 billion, respectively, compared with a carrying value of $4.511 billion and $4.819 billion, respectively. The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1996 and 1995, Occidental would be required to pay approximately $10 million and $3 million, respectively, to terminate its interest rate swap agreements. Occidental will continue its strategy of maintaining part of its debt on a floating rate basis.
     The carrying value of other on-balance sheet financial instruments approximates fair value and the cost, if any, to terminate off-balance sheet financial instruments is not significant.


NOTE 3 REORGANIZATION CHARGES
--------------------------------------------------------------------------------

     In the fourth quarter of 1995, Occidental recorded charges of $132 million, included in other operating expenses, related to the reorganization of its worldwide oil and gas operations and the reorganization of the operations of the natural gas transmission division. This reorganization was part of Occidental's efforts to consolidate operations and to increase management efficiency, asset utilization and profitability.


NOTE 4 BUSINESS COMBINATIONS AND ASSET ACQUISITIONS AND DISPOSITIONS
--------------------------------------------------------------------------------

     In August 1996, Occidental acquired three specialty chemical producers in separate transactions for approximately $149 million through the issuance of 5,512,355 shares of Occidental common stock, with a value of approximately $130 million, and the balance paid in cash. The acquisitions included Laurel Industries, Inc., North America's largest producer of antimony oxide at its LaPorte, Texas facility; Natural Gas Odorizing, Inc., the leading U.S. producer of mercaptan-based warning agents for use in natural gas and propane from its single plant in Baytown, Texas; and a plant in Augusta, Georgia, purchased from Power Silicates Manufacturing, Inc., which produces sodium silicates for use in soap and detergent formulating, paper manufacturing and silica-based catalysts. These acquisitions have been accounted for by the purchase method. Accordingly, the cost of each acquisition was allocated to the assets acquired, goodwill and liabilities assumed based upon their estimated respective fair values.
     In April 1996, Occidental completed its acquisition of a 64 percent equity interest (on a fully-diluted basis) in INDSPEC Chemical Corporation (INDSPEC) for approximately $92 million through the issuance of 3,346,421 shares of Occidental common stock, with a value of approximately $87 million, and the balance paid in cash. Under the terms of the agreement, INDSPEC's management and employees have retained voting control of INDSPEC.

     In April 1996, Occidental completed the sale of its subsidiary which engaged in on-shore drilling and servicing of oil and gas wells for approximately $32 million. Also in April 1996, certain assets of an international phosphate fertilizer trading operation were sold for approximately $20 million in interest-bearing notes. In July 1996, Occidental sold its royalty interest in the Congo for $215 million to the Republic of the Congo.
     In October 1995, Occidental sold its agricultural chemicals business. During May 1995, Occidental sold its high-density polyethylene business. Occidental also sold, pursuant to a Federal Trade Commission divestiture order, its polyvinyl chloride (PVC) facilities at Addis, Louisiana and Burlington South, New Jersey. In addition, Occidental sold certain Canadian oil and gas assets, which were acquired as part of the purchase of Placid Oil Company (Placid) in December 1994, and a portion of the oil and gas operation in Pakistan. The combined cash proceeds from these asset dispositions were in excess of $900 million.
     During the second quarter of 1995, Occidental and Canadian Occidental Petroleum Ltd. (CanadianOxy) formed partnerships into which they contributed primarily sodium chlorate manufacturing facilities. Occidental retained a less-than-twenty-percent direct interest in these partnerships accounted for on the equity method.
     In December 1994, Occidental acquired Placid for an aggregate purchase price of approximately $250 million through the issuance of 3,606,484 shares of $3.875 cumulative convertible voting preferred stock, with a value of $175 million, and the balance through the issuance of 3,835,941 shares of Occidental common stock.
     In March 1994, Occidental acquired interests in certain U.S. Gulf Coast oil and gas properties from Agip Petroleum Co. Inc. for a purchase price of $161 million through the issuance of 5,150,602 shares of Occidental common stock and $78 million in cash.
     On a pro forma basis, these acquisitions would not have had a significant effect on Occidental's consolidated results.


NOTE 5 EXTRAORDINARY GAIN(LOSS) AND ACCOUNTING CHANGES
--------------------------------------------------------------------------------

     The 1996 results included a net extraordinary loss of $30 million, which resulted from the early extinguishment of all the then outstanding $955 million principal amount of its 11.75% Senior Debentures.
     In October 1996, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 96-1--"Environmental Remediation Liabilities" (SOP 96-1), which provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display, and disclosure of environmental remediation liabilities. Occidental will implement SOP 96-1 effective January 1, 1997 and has not yet made a final determination of its impact on the financial statements.
     Beginning in 1994, Occidental revised the estimated average useful lives used to compute depreciation for most of its chemical machinery and equipment from 20 years to 25 years and for most of its natural gas transmission property to a remaining life of 40 years. These revisions were made to more properly reflect the current economic lives of the assets based on anticipated industry conditions. The result was a reduction in net loss for the year ended December 31, 1994 of approximately $65 million, or approximately $.21 per share. Natural gas transmission and chemical divisional earnings benefited by approximately $31 million and $34 million, respectively.
     In December 1992, the Financial Accounting Standards Board issued SFAS No. 112--"Employers Accounting for Postemployment Benefits," which substantially changed the existing method of accounting for employer benefits provided to inactive or former employees after active employment but before retirement. This statement requires that the cost of postemployment benefits (principally medical benefits for inactive employees) be recognized in the financial statements during employees' active working careers. Occidental's adoption of SFAS No. 112, effective January 1, 1994, did not have a material impact on Occidental's financial position or results of operations.


NOTE 6 INVENTORIES
--------------------------------------------------------------------------------

     Inventories of approximately $220 million and $225 million were valued under the LIFO method at December 31, 1996 and 1995, respectively.
     Inventories consisted of the following (in millions):

Balance at December 31,                                      1996         1995
====================================================    =========    =========
Raw materials                                           $     135    $     116
Materials and supplies                                        184          180
Work in process                                                17           17
Finished goods                                                344          363
                                                        ---------    ---------
                                                              680          676
LIFO reserve                                                  (47)         (29)
                                                        ---------    ---------
TOTAL                                                   $     633    $     647
====================================================    =========    =========

NOTE 7 LONG-TERM DEBT
--------------------------------------------------------------------------------

     Long-term debt consisted of the following (in millions):

Balance at December 31,                                                                           1996         1995
=========================================================================================    =========    =========
OCCIDENTAL PETROLEUM CORPORATION
   11.75% senior debentures due 2011, called March 15, 1996 at 104.838                       $      --    $     955
   11.125% senior debentures due 2019, callable June 1, 1999 at 105.563                            144          144
   10.125% senior debentures due 2009                                                              276          276
   9.25% senior debentures due 2019, putable August 1, 2004 at par                                 300          300
   10.125% senior notes due 2001                                                                   330          330
   9.625% senior notes due 1999, called July 1, 1996 at par                                         --          300
   9.1% to 9.75% medium-term notes due 1997 through 2001                                            99           99
   8.5% medium-term notes due 2004, callable September 15, 1999 at par                             250          250
   11.125% senior notes due 2010                                                                   150          150
   Floating rate senior notes due 1999, called November 4, 1996 at par                              --          150
   8.5% senior notes due 2001                                                                      150          150
   8.75% medium-term notes due 2023                                                                100          100
   6.49375% to 11% medium-term notes due 1997 through 2000                                         294          294
   6.04% to 8.34% medium-term notes due 1997 through 2008                                          285          292
   5.76% to 6.41% medium-term notes due 1998 through 2000                                          601          601
   10.42% senior notes due 2003, callable December 1, 1998 at par                                   50           50
   5.55% to 7.1% commercial paper                                                                  567           --
   5.66% to 6.94% revolving credits                                                                 80           --
   7.3% to 8.8% retail medium-term notes due 1997 through 2004, callable at various dates          139          167
                                                                                             ---------    ---------
                                                                                                 3,815        4,608
                                                                                             ---------    ---------
OXY USA Inc.
   7% debentures due 2011, callable anytime at par                                                 274          274
   7.2% unsecured notes due 2020 (Note 16)                                                           7            7
   6.625% debentures due 1998 through 1999, callable anytime at par (Note 16)                       55           55
   6.125% debentures due 1997 (Note 16)                                                             15           15
   5.7% to 7.8% unsecured notes due 1997 through 2007                                               56           58
                                                                                             ---------    ---------
                                                                                                   407          409
                                                                                             ---------    ---------
OTHER SUBSIDIARY DEBT
   3.1597% to 12.5% unsecured notes due 1997 through 2030                                          432          382
   6% to 14.5% secured notes due 1997 through 2011                                                  10           57
                                                                                             ---------    ---------
                                                                                                   442          439
                                                                                             ---------    ---------
                                                                                                 4,664        5,456
Less:
   Unamortized discount, net                                                                      (148)        (147)
   Current maturities                                                                               (5)        (490)
                                                                                             ---------    ---------
TOTAL                                                                                        $   4,511    $   4,819
=========================================================================================    =========    =========

     At December 31, 1996, $961 million of notes due in 1997 were classified as noncurrent since it is management's intention to refinance this amount on a long-term basis, initially utilizing available lines of bank credit with maturities extending to 1999 and 2000.
     At December 31, 1996, minimum principal payments on long-term debt, including sinking fund requirements, subsequent to December 31, 1997 aggregated $4.659 billion, of which $367 million is due in 1998, $1.216 billion in 1999, $501 million in 2000, $515 million in 2001, $77 million in 2002 and $1.983 billion thereafter. Unamortized discount is generally being amortized to interest expense on the effective interest method over the lives of the related issues.

     At December 31, 1996, under the most restrictive covenants of certain financing agreements, the capacity for the payment of cash dividends and other distributions on, and for acquisitions of, Occidental's capital stock was approximately $2.4 billion, assuming that such dividends, distributions and acquisitions were made without incurring additional borrowings.
     At December 31, 1996, Occidental had available lines of committed bank credit of approximately $2.0 billion. Bank fees on committed lines of credit ranged from 0.125 percent to 0.1875 percent.


NOTE 8 ADVANCE SALE OF CRUDE OIL
--------------------------------------------------------------------------------

     In December 1995, Occidental entered into a transaction with Clark USA, Inc. (Clark) under which Occidental agreed to deliver approximately 17.7 million barrels of West Texas Intermediate (WTI)-equivalent oil over a six-year period. In exchange, Occidental received $100 million in cash and approximately 5.5 million shares of Clark common stock. As a result of this transaction, Occidental owns approximately 19 percent of Clark accounted for on the cost method. Occidental has accounted for the consideration received in the transaction as deferred revenue, which is being amortized into revenue as WTI-equivalent oil is produced and delivered during the term of the agreement. Reserves dedicated to the transaction are excluded from the estimate of proved oil and gas reserves (see Supplemental Oil and Gas Information). At December 31, 1996, 15.5 million barrels remain to be delivered.


NOTE 9 LEASE COMMITMENTS
--------------------------------------------------------------------------------

     The present value of net minimum lease payments, net of the current portion, totaled $237 million and $259 million at December 31, 1996 and 1995, respectively. These amounts are included in Other liabilities.
     Operating and capital lease agreements frequently include renewal and/or purchase options and require Occidental to pay for utilities, taxes, insurance and maintenance expense.
     At December 31, 1996, future net minimum lease payments for capital and operating leases (excluding oil and gas and other mineral leases) were the following (in millions):

                                                                         CAPITAL    OPERATING
===================================================================    =========    =========
1997                                                                   $      42    $     121
1998                                                                          17           77
1999                                                                          17           67
2000                                                                         212           58
2001                                                                          49           59
Thereafter                                                                     1          322
                                                                       ---------    ---------
TOTAL MINIMUM LEASE PAYMENTS                                                 338    $     704
                                                                                    =========
Less:
   Executory costs                                                            (5)
   Imputed interest                                                          (74)
   Current portion                                                           (22)
                                                                       ---------
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS, NET OF CURRENT PORTION    $     237
===================================================================    =========

     Rental expense for operating leases, net of immaterial sublease rental, was $128 million in 1996, $141 million in 1995 and $163 million in 1994.
     Included in the 1996 and 1995 property, plant and equipment accounts were $429 million and $442 million, respectively, of property leased under capital leases and $144 million and $137 million, respectively, of related accumulated amortization.

NOTE 10 LAWSUITS, CLAIMS AND RELATED MATTERS
--------------------------------------------------------------------------------

     Occidental and certain of its subsidiaries have been named in a substantial number of governmental proceedings as defendants or potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. Occidental is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. Occidental has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that Occidental will incur remediation costs which can be reasonably estimated. As to those proceedings for which Occidental does not have sufficient information to determine a range of liability, Occidental does have sufficient information on which to base the opinion below.
     It is impossible at this time to determine the ultimate legal liabilities that may arise from various lawsuits, claims and proceedings, including environmental proceedings described above, pending against Occidental and its subsidiaries, some of which may involve substantial amounts. However, in management's opinion, after taking into account reserves, none of such pending lawsuits, claims and proceedings should have a material adverse effect upon Occidental's consolidated financial position or results of operations in any given year.


NOTE 11 OTHER COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

     At December 31, 1996, commitments for major capital expenditures during 1997 and thereafter were approximately $358 million.
     Occidental has entered into agreements providing for future payments to secure terminal and pipeline capacity, drilling services, electrical power, steam and certain chemical raw materials. At December 31, 1996, the net present value of the fixed and determinable portion of the obligations under these agreements aggregated $185 million, which was payable as follows (in millions):
1997--$30, 1998--$30, 1999--$24, 2000--$21, 2001--$20 and 2002 through 2014--
$60. Payments under these agreements, including any variable component, were $209 million in 1996, $190 million in 1995 and $188 million in 1994.
     Occidental has certain other commitments under contracts, guarantees and joint ventures, and certain other contingent liabilities. Additionally, Occidental agreed to participate in the development of certain natural gas reserves and construction of a liquefied natural gas plant in Malaysia. In management's opinion, none of such commitments and contingencies discussed above should have a material adverse effect upon Occidental's consolidated financial position or results of operations in any given year.


NOTE 12 DOMESTIC AND FOREIGN INCOME AND OTHER TAXES
--------------------------------------------------------------------------------

     The domestic and foreign components of income(loss) before extraordinary items and domestic and foreign income and other taxes were as follows (in millions):

For the years ended December 31,                Domestic      Foreign        Total
===========================================    =========    =========    =========
1996                                           $     550    $     602    $   1,152
                                               =========    =========    =========
1995                                           $     425    $     488    $     913
                                               =========    =========    =========
1994                                           $     (46)   $     153    $     107
===========================================    =========    =========    =========

     The provisions(credits) for domestic and foreign income and other taxes consisted of the following (in millions):

                                               U.S.        State
For the years ended December 31,            Federal    and Local      Foreign        Total
======================================    =========    =========    =========    =========
1996
   Current                                $     168    $      26    $     257    $     451
   Deferred                                      --            2            1            3
                                          ---------    ---------    ---------    ---------
                                          $     168    $      28    $     258    $     454
======================================    =========    =========    =========    =========
1995
   Current                                $     152    $      57    $     175    $     384
   Deferred                                      50          (24)          (8)          18
                                          ---------    ---------    ---------    ---------
                                          $     202    $      33    $     167    $     402
======================================    =========    =========    =========    =========
1994
   Current                                $       3    $      18    $      96    $     117
   Deferred                                      18            4            4           26
                                          ---------    ---------    ---------    ---------
                                          $      21    $      22    $     100    $     143
======================================    =========    =========    =========    =========

     The following is a reconciliation, stated as a percentage of pretax income, of the U.S. statutory federal income tax rate to Occidental's effective tax rate on income(loss) before extraordinary items:

For the years ended December 31,                              1996         1995         1994
=====================================================    =========    =========    =========
U.S. federal statutory tax rate                                35%          35%          35%
Operations outside the United States(a)                        12           11           65
State taxes, net of federal benefit                             2            5           13
State tax benefit from operating loss carryforwards            --           (3)          --
Reserves not previously benefited                              --           (5)          --
Nondeductible depreciation and other expenses                   1            1           11
Reduction in deferred tax asset valuation allowance            (9)          --           --
Other                                                          (2)          --           10
                                                         ---------    ---------    ---------
Tax rate provided by Occidental                                39%          44%         134%
=====================================================    =========    =========    =========

(a)  Included in these figures is the impact of not providing U.S. taxes on the unremitted earnings of certain foreign subsidiaries. The effect of this is to reduce the U.S.
     federal tax rate by approximately 5 percent in 1996 and 4 percent in 1995.

     The tax effects of temporary differences and carryforwards resulting in deferred income taxes at December 31, 1996 and 1995 were as follows (in millions):

                                                                                     1996                          1995
                                                               --------------------------    --------------------------
                                                                  Deferred       Deferred       Deferred       Deferred
                                                                       Tax            Tax            Tax            Tax
Items resulting in temporary differences and carryforwards          Assets    Liabilities         Assets    Liabilities
===========================================================    ===========    ===========    ===========    ===========
Property, plant and equipment differences                      $       207    $     3,567    $       178    $     3,616
Discontinued operation loss accruals                                   160             --            167             --
Environmental reserves                                                 224             --            244             --
Postretirement benefit accruals                                        200             --            207             --
State income taxes                                                     143             --            140             --
Tax credit carryforwards                                               200             --            292             --
All other                                                              598            341            795            503
                                                               -----------    -----------    -----------    -----------
   Subtotal                                                          1,732          3,908          2,023          4,119
Valuation allowance                                                    (85)            --           (189)            --
                                                               -----------    -----------    -----------    -----------
Total deferred taxes                                           $     1,647    $     3,908    $     1,834    $     4,119
===========================================================    ===========    ===========    ===========    ===========

     Included in total deferred tax assets was a current portion aggregating $300 million and $335 million as of December 31, 1996 and 1995, respectively, that was reported in Prepaid expenses and other. The valuation allowance decreased primarily due to the realization of benefits from operating loss and credit carryforwards in the United States and Peru.
     A deferred tax liability of approximately $120 million at December 31, 1996 has not been recognized for temporary differences related to Occidental's investment in certain foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is Occidental's intention, generally, to reinvest such earnings permanently.
     The pension liability adjustments recorded directly to retained earnings were net of an income tax charge of $6 million in 1996 and $9 million in 1995, and an income tax benefit of $6 million in 1994.
     The foreign currency translation adjustment credited directly to retained earnings was net of an income tax benefit of $2 million in 1996, and an income tax charge of $10 million in 1995.
     The extraordinary loss that resulted from the early extinguishment of high-coupon debt was reduced by an income tax benefit of $16 million in 1996.
     At December 31, 1996, Occidental had, for U.S. federal income tax return purposes, an alternative minimum tax credit carryforward of $200 million available to reduce future income taxes. The alternative minimum tax credit carryforward does not expire.
     Occidental is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Management believes that any required adjustments to Occidental's tax liabilities will not have a material adverse impact on its financial position or results of operations.


NOTE 13 NONREDEEMABLE PREFERRED STOCK, ESOP PREFERRED STOCK AND COMMON STOCK
--------------------------------------------------------------------------------

   The following is an analysis of nonredeemable preferred stock and common stock (shares in thousands):

                                                  Nonredeemable       Common
                                                Preferred Stock        Stock
============================================    ===============    =========
BALANCE, DECEMBER 31, 1993                               11,500      305,603
   Issued                                                14,995       11,300
   Options exercised and other, net                          --          (50)
--------------------------------------------    ---------------    ---------
BALANCE, DECEMBER 31, 1994                               26,495      316,853
   Issued                                                    --        1,523
   Options exercised and other, net                          --          335
--------------------------------------------    ---------------    ---------
BALANCE, DECEMBER 31, 1995                               26,495      318,711
   Issued                                                    --       10,145
   Options exercised and other, net                          (2)         372
--------------------------------------------    ---------------    ---------
BALANCE, DECEMBER 31, 1996                               26,493      329,228
============================================    ===============    =========

NONREDEEMABLE PREFERRED STOCK    Occidental has authorized 50,000,000 shares of
preferred stock with a par value of $1.00 per share. In February 1994, Occidental issued 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock in a public offering for net proceeds of approximately $557 million. The shares are convertible into Occidental common stock in accordance with a conversion formula that is indexed to the market price of the common shares of CanadianOxy. The shares of CXY-indexed convertible preferred stock are redeemable on or after January 1, 1999, in whole or in part, at the option of Occidental, at a redemption price of $51.50 per share declining ratably to $50.00 per share on or after January 1, 2004, in each case plus accumulated and unpaid dividends to the redemption date. As of December 31, 1996, the aggregate number of shares of Occidental common stock issuable upon conversion of all of the issued and outstanding shares of the CXY-indexed convertible preferred stock was 28,068,277, based on the Conversion Ratio then in effect of 2.465.
     In December 1994, Occidental issued 3,606,484 shares of $3.875 cumulative convertible voting preferred stock in connection with the Placid acquisition. In February 1993, Occidental issued 11,500,000 shares of $3.875 cumulative convertible preferred stock. The shares of both series are redeemable on or after February 18, 1998, in whole or in part, at the option of Occidental, at a redemption price of $51.9375 per share declining ratably to $50.00 per share on or after February 18, 2003, in each case plus accumulated and unpaid dividends to the redemption date. Each series of $3.875 preferred stock is convertible at the option of the holder into common stock of Occidental at a conversion price of $22.76 per share, subject to adjustment in certain events.
     All stock purchase rights (rights) issued pursuant to a 1986 stockholders' rights plan expired in 1996. The rights would have been exercisable only if a person or group either acquired a beneficial ownership of 20 percent or more of Occidental's common stock or commenced a tender or exchange offer that would have resulted in ownership of 30 percent or more.

ESOP PREFERRED STOCK    In November 1996, Occidental established the MidCon
Corp. Employee Stock Ownership Plan (MidCon ESOP) for the benefit of employees of MidCon. Pursuant to the MidCon ESOP, Occidental has issued 1,400,000 shares of its cumulative MidCon-indexed convertible preferred stock (CMIC Preferred Stock) to the MidCon Corp. ESOP Trust. The CMIC Preferred Stock is convertible into Occidental common stock based on the value of MidCon, which remains a wholly-owned subsidiary of Occidental. The MidCon ESOP paid for the CMIC Preferred Stock with a $1.4 billion 30-year promissory note (ESOP Note), with interest at 7.9 percent per annum, guaranteed by MidCon. Generally, the shares held by the MidCon ESOP are released and allocated to participant accounts based on the proportion of the payment on the note for the respective period compared to the total remaining payments due on the note. Dividends on the CMIC Preferred Stock are payable at an annual rate of $21 per share, when and as declared by Occidental's Board of Directors. It is anticipated that MidCon will make discretionary annual contributions to the MidCon ESOP which, together with the annual dividends, will be used to repay the ESOP Note.
     The MidCon ESOP is subject to the provisions of AICPA Statement of Position No. 93-6 (SOP 93-6) which requires that compensation expense be measured based on the fair value of the shares committed to be released. In addition, SOP 93-6 requires that dividends paid on allocated ESOP shares are reported as a charge to retained earnings, and only shares that are allocated and committed to be released are considered outstanding in the calculation of earnings per share.
     Dividends of $3.3 million on unearned shares and cash contributions of $9.2 million from MidCon were received by the MidCon ESOP and were used for debt service on the ESOP Note in 1996. Compensation expense related to the MidCon ESOP recognized during 1996 totaled $217,000. The MidCon ESOP has 6,151 allocated shares outstanding at December 31, 1996.

STOCK INCENTIVE PLANS

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS    Options to purchase common stock
of Occidental have been granted to officers and employees under stock option plans adopted in 1978, 1987 and 1995. During 1996, options for 957,715 shares became exercisable, and options for 3,589,365 shares were exercisable at December 31, 1996 at a weighted-average exercise price of $21.631. These options vest over three years with a maximum term of ten years and one month. At December 31, 1996, options with stock appreciation rights (SAR) for 992,667 shares were outstanding, all of which options for shares were exercisable.
     The following is a summary of stock option transactions during 1996, 1995 and 1994 (shares in thousands, except per-share amounts):

                                                 1996                           1995                           1994
                          ---------------------------    ---------------------------    ---------------------------
                                             Weighted                       Weighted                       Weighted
                                              Average                        Average                        Average
                             Shares    Exercise Price       Shares    Exercise Price       Shares    Exercise Price
======================    =========    ==============    =========    ==============    =========    ==============
BEGINNING BALANCE             5,481    $       22.263        5,098    $       22.121        4,556    $       23.272
Granted or issued             1,335    $       24.375        1,127    $       23.125          905    $       17.827
Exercised                      (483)   $       21.276         (431)   $       19.230          (52)   $       18.905
Canceled or expired            (381)   $       24.958         (313)   $       27.222         (311)   $       27.021
                          ---------                      ---------                      ---------
ENDING BALANCE                5,952    $       22.637        5,481    $       22.263        5,098    $       22.121
                          =========                      =========                      =========
OPTIONS EXERCISABLE
   AT YEAR END                3,589                          3,517                          3,374
======================    =========                      =========                      =========

     For options outstanding at December 31, 1996 the exercise prices were between $17.75 and $29.625 and the weighted average remaining contractual life was 7 years.

RESTRICTED STOCK AWARDS    Occidental has a stock incentive plan whereby a
limited number of executives may be awarded Occidental restricted common stock at the par value of $.20 per share, with such shares vesting after four years (five years for awards issued prior to December 1995) or earlier under certain conditions. The related expense is amortized over the vesting period. In 1996, 171,649 shares were awarded at a weighted-average grant-date value of $21.431 per share; 21,339 shares were awarded in 1995, at a weighted-average grant-date value of $20.875 per share.

PERFORMANCE STOCK AWARDS    Certain performance stock awards were made to senior
executive officers in January 1996 pursuant to the 1995 Incentive Stock Plan. The number of shares of common stock to be received, under these awards, by such officers at the end of the performance period will depend on the attainment of performance objectives based on a peer company comparison of total stockholder return for such period. Dependent on the Company's ranking among its peers, the grantees will receive shares of common stock in an amount ranging from 0 percent to 175 percent of the Target Share Award (as such amount is defined in the grant). The shares vest over four years with a maximum term of four years. In 1996, 101,630 shares were awarded at a weighted-average grant-date value of $21.375 per share.

     Under the 1995 Stock Incentive Plan a total of approximately 10,000,000 shares may be awarded. At December 31, 1996, 8,370,382 shares were available for the granting of all future awards under these plans, of which a maximum of 4,705,382 shares were available to issue restricted and performance stock awards.
     Occidental accounts for these plans under Accounting Principles Board Opinion No. 25. Had the compensation expense for these plans been determined in accordance with Statement of Financial Accounting Standards No. 123--"Accounting for Stock Based Compensation" (SFAS No. 123), Occidental's pro forma net income would have been $666 million in 1996 and $510 million in 1995. Primary and fully diluted earnings per share would not have changed. The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, therefore the resulting pro forma compensation expense may not be representative of that to be expected in future years. The fair value of each option grant, for pro forma calculation purposes, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 4.20 percent and 4.32 percent; expected volatility of 23.92 percent and 24.19 percent; risk-free rate of return
6.79 percent and 6.93 percent; and expected lives of 5 and 7 years.

1996 RESTRICTED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS    Under the 1996
Restricted Stock Plan for Non-Employee Directors, each non-employee Director of the Company will receive awards of restricted common stock each year as additional compensation for his or her services as a member of the Board of Directors. A maximum of 50,000 shares of common stock may be awarded under the Directors Plan and 3,250 shares of common stock were awarded during 1996. At December 31, 1996, 46,750 shares of common stock were available for the granting of future awards.

NOTE 14 RETIREMENT PLANS AND POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

     Occidental has various defined contribution retirement plans for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by Occidental based on plan-specific criteria, such as base pay, age level and/or employee contributions. Occidental contributed and expensed $66 million, $71 million and $70 million under the provisions of these plans for 1996, 1995 and 1994, respectively.
     Occidental's retirement and postretirement defined benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.
     Pension costs for Occidental's defined benefit pension plans, determined by independent actuarial valuations, are funded by payments to trust funds, which are administered by independent trustees. The components of the net pension cost for 1996, 1995 and 1994 were as follows (in millions):

For the years ended December 31,                         1996         1995         1994
================================================    =========    =========    =========
Service cost--benefits earned during the period     $       9    $       9    $       8
Interest cost on projected benefit obligation              23           23           21
Actual return on plan assets                              (31)         (43)           1
Net amortization and deferral                              21           32          (10)
Curtailments and settlements                                1           12           --
                                                    ---------    ---------    ---------
Net pension cost                                    $      23    $      33    $      20
================================================    =========    =========    =========

     In 1996, 1995 and 1994, Occidental recorded adjustments to retained earnings of credits of $8 million and $16 million and a charge of $10 million, respectively, to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.
     The following table sets forth the defined benefit plans' funded status and amounts recognized in Occidental's consolidated balance sheets at December 31, 1996 and 1995 (in millions):

                                                                                   1996                              1995
                                                         ------------------------------    ------------------------------
                                                         Assets Exceed      Accumulated    Assets Exceed      Accumulated
                                                           Accumulated         Benefits      Accumulated         Benefits
Balance at December 31,                                       Benefits    Exceed Assets         Benefits    Exceed Assets
=====================================================    =============    =============    =============    =============
PRESENT VALUE OF THE ESTIMATED PENSION BENEFITS TO
   BE PAID IN THE FUTURE
      Vested benefits                                     $         75     $        208     $         35     $        230
      Nonvested benefits                                             4               11                4               11
                                                          ------------     ------------     ------------     ------------
         Accumulated benefit obligations                            79              219               39              241
      Effect of projected future salary increases(a)                12                9               15                6
                                                          ------------     ------------     ------------     ------------
Total projected benefit obligations                                 91              228               54              247
Plan assets at fair value                                           95              169               50              179
                                                          ------------     ------------     ------------     ------------
PROJECTED BENEFIT OBLIGATION IN EXCESS OF(LESS THAN)
   PLAN ASSETS                                            $         (4)    $         59     $          4     $         68
=====================================================     ============     ============     ============     ============
Projected benefit obligation in excess of(less than)
   plan assets                                            $         (4)    $         59     $          4     $         68
Unrecognized net asset(obligation)                                   1               (8)              (4)              (4)
Unrecognized prior service(cost) benefit                            --               (9)              --               (7)
Unrecognized net gain(loss)                                         (4)             (25)               2              (46)
Additional minimum liability(b)                                     --               39               --               55
                                                          ------------     ------------     ------------     ------------
PENSION LIABILITY(ASSET)                                  $         (7)    $         56     $          2     $         66
=====================================================     ============     ============     ============     ============

(a)   The effect of salary increases related primarily to international salary-based plans.
(b)   A related amount up to the limit allowable under SFAS No. 87--"Employers' Accounting for Pensions" has been included in other assets. Amounts exceeding such limits have been charged to retained earnings.

     The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5 percent in 1996 and 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was between 4.5 percent and 5.5 percent in 1996 and 1995. The expected long-term rate of return on assets was 8 percent in 1996 and 1995.
     Occidental provides medical, dental and life insurance for certain active, retired and disabled employees and their eligible dependents. Beginning in 1993, certain salaried participants pay for all medical cost increases in excess of increases in the Consumer Price Index (CPI). The benefits generally are funded by Occidental as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefits costs were approximately $103 million in 1996, $93 million in 1995 and $124 million in 1994. The 1996, 1995 and 1994 costs included $43 million, $23 million and $54 million, respectively, for postretirement costs, as discussed below.

     Effective January 1, 1992, Occidental adopted SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement required that the cost of postretirement benefits other than pensions, which are primarily for health care, be accrued as a form of deferred compensation earned during the period that employees render service, rather than the previously permitted practice of accounting for such costs as claims were paid. Occidental elected immediate recognition of the net obligation at January 1, 1992.
     The postretirement benefit obligation as of December 31, 1996 and 1995 was determined by application of the terms of medical, dental and life insurance plans, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a CPI increase of 3 percent and 4 percent in 1996 and 1995, respectively (except for union employees). For union employees, the health care cost trend rates were projected at annual rates ranging ratably from 9 percent in 1996 to 6 percent through the year 2002 and level thereafter. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $14 million in 1996; the annual service and interest costs would not be materially affected. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 was 7.5 percent. Occidental's funding policy generally is to pay claims as they come due. However in 1996 and 1995, MidCon prefunded certain postretirement benefits associated with its regulated operations. Related assets are invested in short-term securities.
     The following table sets forth the postretirement plans' combined status, reconciled with the amounts included in the consolidated balance sheets at December 31, 1996 and 1995 (in millions):

Balance at December 31,                                     1996         1995
===================================================    =========    =========
Accumulated postretirement benefit obligation
   Retirees                                            $     319    $     379
   Fully eligible active plan participants                    63           59
   Other active plan participants                             85          101
                                                       ---------    ---------
Total accumulated postretirement benefit obligation          467          539
Plan assets at fair value                                     34           26
                                                       ---------    ---------
Unfunded status                                              433          513
Unrecognized prior service cost                               (5)          (5)
Unrecognized net gain(loss)                                   78           (1)
                                                       ---------    ---------
Accrued postretirement benefit cost                    $     506    $     507
===================================================    =========    =========

     Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components (in millions):

For the years ended December 31,                                         1996          1995          1994
===============================================================     =========     =========     =========
Service cost--benefits attributed to service during the period      $       7     $       8     $       9
Interest cost on accumulated postretirement benefit obligation             37            41            42
Actual return on plan assets                                               (1)           (1)           (1)
Net amortization and deferral                                              --             1             4
Curtailments and settlements                                               --           (26)           --
                                                                    ---------     ---------     ---------
Net periodic postretirement benefit cost                            $      43     $      23     $      54
===============================================================     =========     =========     =========


NOTE 15 INVESTMENTS
--------------------------------------------------------------------------------

     Investments in companies, other than oil and gas exploration and production companies, in which Occidental has a voting stock interest of at least 20 percent, but not more than 50 percent, and certain partnerships are accounted for on the equity method. At December 31, 1996, Occidental's equity investments consisted primarily of joint-interest pipelines, including a pipeline in the Dutch sector of the North Sea, an investment of approximately 30 percent in the common shares of CanadianOxy and various chemical partnerships and joint ventures. Equity investments paid dividends of $62 million, $51 million and $45 million to Occidental in 1996, 1995 and 1994, respectively. Cumulative undistributed earnings since acquisition, in the amount of $205 million, of 50-percent-or-less-owned companies have been accounted for by Occidental under the equity method. At December 31, 1996 and 1995, Occidental's investment in equity investees exceeded the historical underlying equity in net assets by approximately $258 million and $203 million, respectively, which is being amortized into income over periods not exceeding 40 years. The aggregate market value of the investment in CanadianOxy, based on the quoted market price for CanadianOxy common shares, was $644 million at December 31, 1996, compared with an aggregate book value of $251 million.
     Occidental and its subsidiaries' purchases from certain equity method pipeline ventures and chemical partnerships were $191 million, $202 million and $202 million in 1996, 1995 and 1994, respectively. Occidental and its subsidiaries' sales to certain equity method pipeline ventures and chemical partnerships were $246 million, $265 million and $225 million, in 1996, 1995 and 1994, respectively.

     The following table presents Occidental's proportional interest in the summarized financial information of its equity method investments (in millions):

For the years ended December 31,         1996         1995         1994
================================    =========    =========    =========
Revenues                            $     884    $     806    $     684
Costs and expenses                        801          694          611
                                    ---------    ---------    ---------
Net income                          $      83    $     112    $      73
================================    =========    =========    =========

Balance at December 31,                  1996         1995
================================    =========    =========
Current assets                      $     287    $     246
Noncurrent assets                   $   1,206    $     979
Current liabilities                 $     184    $     168
Noncurrent liabilities              $     707    $     524
Stockholders' equity                $     602    $     533
--------------------------------    ---------    ---------

     Investments also include certain cost method investments, in which Occidental owns less than 20 percent of the voting stock. At December 31, 1996, these investments consisted primarily of the shares in Clark (see Note 8).


NOTE 16 SUMMARIZED FINANCIAL INFORMATION OF WHOLLY-OWNED SUBSIDIARY
--------------------------------------------------------------------------------

     Occidental has guaranteed the payments of principal of, and interest on, certain publicly traded debt securities of its subsidiary, OXY USA.
     The following table presents summarized financial information for OXY USA (in millions):

For the years ended December 31,         1996         1995         1994
================================    =========    =========    =========
Revenues                            $     982    $     709    $     748
Costs and expenses                        882          778          749
                                    ---------    ---------    ---------
Net income(loss)                    $     100    $     (69)   $      (1)
================================    =========    =========    =========

Balance at December 31,                  1996         1995
================================    =========    =========
Current assets                      $     183    $     206
Intercompany receivable             $     428    $     323
Noncurrent assets                   $   2,028    $   2,057
Current liabilities                 $     277    $     244
Interest bearing note to parent     $     105    $     121
Noncurrent liabilities              $   1,221    $   1,283
Stockholders' equity                $   1,036    $     938
================================    =========    =========


NOTE 17 INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS
--------------------------------------------------------------------------------

     Occidental conducts its continuing operations through three industry segments: oil and gas, natural gas transmission and chemical. The oil and gas segment explores for, develops, produces and markets crude oil and natural gas domestically and internationally. The natural gas transmission segment engages in interstate and intrastate natural gas transmission and marketing through an extensive network of pipelines. The chemical segment manufactures and markets, domestically and internationally, a variety of basic chemicals, petrochemicals, polymers and plastics and specialty chemicals.
     Earnings of industry segments and geographic areas exclude interest income, interest expense, unallocated corporate expenses, discontinued operations, extraordinary items and income from equity investments, but include gains from dispositions of segment and geographic area assets (see Note 4). Intersegment sales and transfers between geographic areas are made at prices approximating current market values and are not significant.
     Foreign income and other taxes and certain state taxes are included in segment earnings on the basis of operating results. U.S. federal income taxes are not allocated to segments except for amounts in lieu thereof that represent the tax effect of operating charges or credits resulting from purchase accounting adjustments which arise due to the implementation in 1992 of SFAS No. 109.
     Identifiable assets are those assets used in the operations of the segments. Corporate assets consist of cash, short-term investments, certain corporate receivables and other assets.

INDUSTRY SEGMENTS
In millions

                                                                        Natural Gas
                                                        Oil and Gas    Transmission        Chemical       Corporate           Total
===================================================    ============    ============    ============    ============    ============
YEAR ENDED DECEMBER 31, 1996
   TOTAL REVENUES                                      $      3,695    $      2,575    $      4,484    $        144    $     10,898
                                                       ============    ============    ============    ============    ============
   Pretax operating profit(loss)(a,b)                  $        739    $        302    $        683    $       (572)   $      1,152
   Income taxes                                                (259)             (6)            (15)           (174)           (454)
   Extraordinary gain(loss)                                      --              --              --             (30)            (30)
                                                       ------------    ------------    ------------    ------------    ------------
   NET INCOME(LOSS)                                    $        480(c) $        296    $        668(d) $       (776)(e)$        668
                                                       ============    ============    ============    ============    ============
   Property, plant and equipment additions, net(f)     $        651    $        147    $        262    $         14    $      1,074
                                                       ============    ============    ============    ============    ============
   Depreciation, depletion and amortization            $        493    $        184    $        236    $          8    $        921
                                                       ============    ============    ============    ============    ============
   TOTAL ASSETS                                        $      4,402    $      7,305    $      5,429    $        498    $     17,634
===================================================    ============    ============    ============    ============    ============
YEAR ENDED DECEMBER 31, 1995
   TOTAL REVENUES                                      $      3,043    $      2,049    $      5,410    $        192    $     10,694
                                                       ============    ============    ============    ============    ============
   Pretax operating profit(loss)(a,b)                  $        211    $        218    $      1,107    $       (623)   $        913
   Income taxes                                                (166)             (5)            (27)           (204)           (402)
                                                       ------------    ------------    ------------    ------------    ------------
   NET INCOME(LOSS)                                    $         45(g) $        213(h) $      1,080(i) $       (827)   $        511
                                                       ============    ============    ============    ============    ============
   Property, plant and equipment additions, net(f)     $        480    $        150    $        243    $         11    $        884
                                                       ============    ============    ============    ============    ============
   Depreciation, depletion and amortization            $        451    $        200    $        262    $          9    $        922
                                                       ============    ============    ============    ============    ============
   TOTAL ASSETS                                        $      4,594    $      7,037    $      5,181    $      1,003    $     17,815
===================================================    ============    ============    ============    ============    ============
YEAR ENDED DECEMBER 31, 1994
   TOTAL REVENUES                                      $      2,494    $      2,135    $      4,681    $        106    $      9,416
                                                       ============    ============    ============    ============    ============
   Pretax operating profit(loss)(a,b)                  $        128    $        281    $        368    $       (670)   $        107
   Income taxes                                                (101)             (5)            (18)            (19)           (143)
                                                       ------------    ------------    ------------    ------------    ------------
   NET INCOME(LOSS)                                    $         27(j) $        276(k) $        350(l) $       (689)(m)$        (36)
                                                       ============    ============    ============    ============    ============
   Property, plant and equipment additions, net(f)     $        789    $         93    $        190    $          2    $      1,074
                                                       ============    ============    ============    ============    ============
   Depreciation, depletion and amortization            $        396    $        198    $        278    $         10    $        882
                                                       ============    ============    ============    ============    ============
   TOTAL ASSETS                                        $      4,488    $      7,119    $      5,935    $        447    $     17,989
===================================================    ============    ============    ============    ============    ============

(a)   Research and development costs were $16 million in 1996, $21 million in 1995 and $22 million in 1994.
(b)   Divisional earnings include charges and credits in lieu of U.S. federal income taxes. In 1996, the amounts allocated to the divisions were credits of $15 million, $48 million and $26 million at oil and gas, natural gas transmission and chemical, respectively. In 1995, the amounts allocated to the divisions were credits of $16 million, $48 million and $27 million at oil and gas, natural gas transmission and chemical, respectively. In 1994, a credit of $18 million, a net credit of $41 million and a credit of $32 million were allocated to oil and gas, natural gas transmission and chemical, respectively.
(c)   Includes a charge of $105 million for the write-down of investment in the Republic of Komi.
(d)   Includes a pretax gain of $170 million related to favorable litigation settlements and a charge of $75 million for additional environmental reserves, and the related state tax effects.
(e)   Includes a $100 million reduction in the deferred tax asset valuation allowance.
(f)   Excludes acquisitions of other businesses of $58 million in chemical in 1996 and $11 million and $257 million in oil and gas in 1995 and 1994, respectively. Includes capitalized interest of $9 million in 1996, $10 million in 1995 and $5 million in
      1994.
(g)   Includes charges of $109 million for settlement of litigation and $95 million for reorganization costs.
(h)   Includes a charge of $37 million for reorganization costs.
(i)   Includes a pretax gain of $40 million from the sale of a PVC facility at Addis, Louisiana.
(j)   Includes a $45 million charge for environmental and litigation matters, a charge of $11 million for the impairment of oil and gas properties and a $12 million charge for a voluntary retirement program and severance and related costs, partially offset by a $16 million gain resulting from the sale of the remaining interest in its producing operations in Argentina and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of the U.K. North Sea interests.
(k)   Includes a benefit of $13 million from a reduction of LIFO gas storage inventory and a net benefit of $12 million from the reduction of the contract impairment reserve.
(l)   Includes a $55 million charge for litigation matters, charges of $48 million for expenses related to the curtailment and closure of certain plant operations and an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant.
(m)   Includes a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No.
      112--"Employers' Accounting for Postemployment Benefits."

GEOGRAPHIC AREAS(a,b)
In millions

                                                                Other       Eastern
                                                 United       Western    Hemisphere
                                                 States    Hemisphere     and Other    Corporate        Total
==========================================    =========    ==========    ==========    =========    =========
YEAR ENDED DECEMBER 31, 1996
   TOTAL REVENUES                             $   8,954(c) $      769    $    1,031    $     144    $  10,898
                                              =========    ==========    ==========    =========    =========
   Geographic earnings(loss) before taxes     $   1,224    $      260    $      240    $    (572)   $   1,152
   Income taxes                                     (21)          (90)         (169)        (174)        (454)
   Extraordinary gain(loss)                          --            --            --          (30)         (30)
                                              ---------    ----------    ----------    ---------    ---------
   NET INCOME(LOSS)                           $   1,203    $      170    $       71    $    (776)   $     668
                                              =========    ==========    ==========    =========    =========
   TOTAL ASSETS                               $  14,870    $      897    $    1,369    $     498    $  17,634
==========================================    =========    ==========    ==========    =========    =========
YEAR ENDED DECEMBER 31, 1995
   TOTAL REVENUES                             $   9,034(c) $      672    $      796    $     192    $  10,694
                                              =========    ==========    ==========    =========    =========
   Geographic earnings(loss) before taxes     $   1,131    $      182    $      223    $    (623)   $     913
   Income taxes                                     (29)          (56)         (113)        (204)        (402)
                                              ---------    ----------    ----------    ---------    ---------
   NET INCOME(LOSS)                           $   1,102    $      126    $      110    $    (827)   $     511
                                              =========    ==========    ==========    =========    =========
   TOTAL ASSETS                               $  14,483    $      783    $    1,546    $   1,003    $  17,815
==========================================    =========    ==========    ==========    =========    =========
YEAR ENDED DECEMBER 31, 1994
   TOTAL REVENUES                             $   8,263(c) $      626    $      421    $     106    $   9,416
                                              =========    ==========    ==========    =========    =========
   Geographic earnings(loss) before taxes     $     665    $      167    $      (55)   $    (670)   $     107
   Income taxes                                     (20)          (65)          (39)         (19)        (143)
                                              ---------    ----------    ----------    ---------    ---------
   NET INCOME(LOSS)                           $     645    $      102    $      (94)   $    (689)   $     (36)
                                              =========    ==========    ==========    =========    =========
   TOTAL ASSETS                               $  15,335    $      708    $    1,499    $     447    $  17,989
==========================================    =========    ==========    ==========    =========    =========

(a)   Included in the consolidated balance sheets were liabilities of approximately $254 million, $285 million and $249 million at December 31, 1996, 1995 and 1994, respectively, which pertained to operations based outside the United States and Canada.
(b)   Investments in foreign countries are subject to the actions of those countries, which could significantly affect Occidental's operations and investments in those countries.
(c)   Includes export sales, consisting of chemical products, of approximately $673 million, $1.039 billion and
      $756 million in 1996, 1995 and 1994, respectively.

NOTE 18 COSTS AND RESULTS OF OIL AND GAS PRODUCING ACTIVITIES
--------------------------------------------------------------------------------

     Capitalized costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortization, which include impairments, were as follows (in millions):

                                                                               Other       Eastern
                                                                United       Western    Hemisphere        Total
                                                                States    Hemisphere     and Other    Worldwide
========================================================     =========    ==========    ==========    =========
DECEMBER 31, 1996
   Proved properties                                         $   4,695    $    1,891    $    1,274    $   7,860
   Unproved properties                                              64            33            97          194
                                                             ---------    ----------    ----------    ---------
   TOTAL PROPERTY COSTS(a)                                       4,759         1,924         1,371        8,054
   Support facilities                                               11           125            54          190
                                                             ---------    ----------    ----------    ---------
   TOTAL CAPITALIZED COSTS                                       4,770         2,049         1,425        8,244
   Accumulated depreciation, depletion and amortization
      and valuation provisions                                  (2,760)       (1,554)         (522)      (4,836)
                                                             ---------    ----------    ----------    ---------
NET CAPITALIZED COSTS                                        $   2,010    $      495    $      903    $   3,408
                                                             =========    ==========    ==========    =========
Share of equity investees' net capitalized costs(b)          $      76    $       80    $      152    $     308
========================================================     =========    ==========    ==========    =========
DECEMBER 31, 1995
   Proved properties                                         $   4,614    $    1,754    $    1,224    $   7,592
   Unproved properties                                              78            36           184          298
                                                             ---------    ----------    ----------    ---------
   TOTAL PROPERTY COSTS(a)                                       4,692         1,790         1,408        7,890
   Support facilities                                               21           119            50          190
                                                             ---------    ----------    ----------    ---------
   TOTAL CAPITALIZED COSTS                                       4,713         1,909         1,458        8,080
   Accumulated depreciation, depletion and amortization
      and valuation provisions                                  (2,680)       (1,474)         (381)      (4,535)
                                                             ---------    ----------    ----------    ---------
NET CAPITALIZED COSTS                                        $   2,033    $      435    $    1,077    $   3,545
                                                             =========    ==========    ==========    =========
Share of equity investees' net capitalized costs(b)          $      68    $       66    $      164    $     298
========================================================     =========    ==========    ==========    =========
DECEMBER 31, 1994
   Proved properties                                         $   4,566    $    1,645    $    1,239    $   7,450
   Unproved properties                                              96            19            99          214
                                                             ---------    ----------    ----------    ---------
   TOTAL PROPERTY COSTS(a)                                       4,662         1,664         1,338        7,664
   Support facilities                                               22           127            51          200
                                                             ---------    ----------    ----------    ---------
   TOTAL CAPITALIZED COSTS                                       4,684         1,791         1,389        7,864
   Accumulated depreciation, depletion and amortization
      and valuation provisions                                  (2,559)       (1,410)         (339)      (4,308)
                                                             ---------    ----------    ----------    ---------
NET CAPITALIZED COSTS                                        $   2,125    $      381    $    1,050    $   3,556
                                                             =========    ==========    ==========    =========
Share of equity investees' net capitalized costs(b)          $      56    $       61    $      206    $     323
========================================================     =========    ==========    ==========    =========

(a)   Includes costs related to leases, exploration costs, lease and well equipment, pipelines and terminals, gas plants and other equipment.
(b)   Excludes amounts applicable to synthetic fuels.

     Costs incurred relating to oil and gas producing activities, whether capitalized or expensed, were as follows (in millions):

                                                      Other       Eastern
                                       United       Western    Hemisphere        Total
                                       States    Hemisphere     and Other    Worldwide
================================    =========    ==========    ==========    =========
DECEMBER 31, 1996
   Acquisition of properties
      Proved                        $       8    $       --    $       28    $      36
      Unproved                              9            --            --            9
   Exploration costs                       30            55            80          165
   Development costs                      212           118           244          574
                                    ---------    ----------    ----------    ---------
                                    $     259    $      173    $      352    $     784
                                    =========    ==========    ==========    =========
Share of equity investees' costs    $      35    $       36    $       54    $     125
================================    =========    ==========    ==========    =========
DECEMBER 31, 1995
   Acquisition of properties
      Proved                        $       4    $       --    $       55    $      59
      Unproved                              7            --             4           11
   Exploration costs                       29            34            70          133
   Development costs                      173           110           118          401
                                    ---------    ----------    ----------    ---------
                                    $     213    $      144    $      247    $     604
                                    =========    ==========    ==========    =========
Share of equity investees' costs    $      28    $       23    $       25    $      76
================================    =========    ==========    ==========    =========
DECEMBER 31, 1994
   Acquisition of properties
      Proved                        $     268    $       --    $      252    $     520
      Unproved                             24            --            47           71
   Exploration costs                       31            20           102          153
   Development costs                      167            85            99          351
                                    ---------    ----------    ----------    ---------
                                    $     490(a) $      105    $      500(a) $   1,095
                                    =========    ==========    ==========    =========
Share of equity investees' costs    $      14    $       14    $       27    $      55
================================    =========    ==========    ==========    =========

(a)   Amounts exclude the deferred tax effects of $22 million and $21 million in the
      United States and Eastern Hemisphere and Other, respectively, related to the
      Placid acquisition.

     The results of operations of Occidental's oil and gas producing activities, which exclude oil trading activities and items such as asset dispositions, corporate overhead and interest, were as follows (in millions):

                                                                                              Other       Eastern
                                                                               United       Western    Hemisphere        Total
                                                                               States    Hemisphere(a)  and Other    Worldwide
========================================================================    =========    ==========    ==========    =========
FOR THE YEAR ENDED DECEMBER 31, 1996
   Revenues                                                                 $     906    $      571    $      912(b) $   2,389
   Production costs                                                               241           157           184          582
   Exploration expenses                                                            25            28            67          120
   Other operating expenses                                                        49            51           124          224
   Other expense--write-down of investment in Komi                                 --            --           105          105
   Depreciation, depletion and amortization and valuation provisions              234(c)         83           164          481
                                                                            ---------    ----------    ----------    ---------
   PRETAX INCOME(LOSS)                                                            357           252           268          877
   Income tax expense(benefit)(d)                                                  81            89           169(b)       339
                                                                            ---------    ----------    ----------    ---------
   RESULTS OF OPERATIONS                                                    $     276    $      163    $       99    $     538
                                                                            =========    ==========    ==========    =========
   Share of equity investees' results of operations                         $       8    $        3    $       25    $      36
=======================================================================     =========    ==========    ==========    =========
FOR THE YEAR ENDED DECEMBER 31, 1995
   Revenues                                                                 $     702    $      467    $      679(b) $   1,848
   Production costs                                                               238           157           141          536
   Exploration expenses                                                            22            30            54          106
   Other operating expenses                                                        51            67           118          236
   Depreciation, depletion and amortization and valuation provisions              249(c)         69           128          446
                                                                            ---------    ----------    ----------    ---------
   PRETAX INCOME(LOSS)                                                            142           144           238          524
   Income tax expense(benefit)(d)                                                  16            52           113(b)       181
                                                                            ---------    ----------    ----------    ---------
   RESULTS OF OPERATIONS(e)                                                 $     126    $       92    $      125    $     343
                                                                            =========    ==========    ==========    =========
   Share of equity investees' results of operations                         $       6    $        1    $       25    $      32
=======================================================================     =========    ==========    ==========    =========
FOR THE YEAR ENDED DECEMBER 31, 1994
   Revenues                                                                 $     724    $      422    $      326(b) $   1,472
   Production costs                                                               249           165            86          500
   Exploration expenses                                                            20            17            90          127
   Other operating expenses                                                        60            78            83          221
   Depreciation, depletion and amortization and valuation provisions              220(c)         61           102          383
                                                                            ---------    ----------    ----------    ---------
   PRETAX INCOME(LOSS)                                                            175           101           (35)         241
   Income tax expense(benefit)(d)                                                  --            62            39(b)       101
                                                                            ---------    ----------    ----------    ---------
   RESULTS OF OPERATIONS(e)                                                 $     175    $       39    $      (74)   $     140
                                                                            =========    ==========    ==========    =========
   Share of equity investees' results of operations                         $       4    $        7    $       17    $      28
=======================================================================     =========    ==========    ==========    =========

(a)   Includes amounts applicable to operating interests in which Occidental receives an agreed-upon fee per barrel of crude oil produced.
(b)   Revenues and income tax expense include taxes owed by Occidental but paid by governmental entities on its behalf.
(c)   Includes a credit of $15 million, $16 million and $18 million in 1996, 1995 and 1994, respectively, under the method of allocating amounts in lieu of taxes.
(d)   U.S. federal income taxes reflect expense allocations related to oil and gas activities, including allocated interest and corporate overhead. Foreign income taxes were included in geographic areas on the basis of operating results.
(e)   The 1995 and 1994 amounts have been restated as a result of cost reclassifications to be on a consistent basis with 1996.
      The new presentation reflects the current cost structure of the oil and gas producing activities of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------


To the Stockholders and Board of Directors, Occidental Petroleum Corporation:

     We have audited the accompanying consolidated balance sheets of OCCIDENTAL PETROLEUM CORPORATION (a Delaware corporation) and consolidated subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 (included on pages 33 through 59). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occidental Petroleum Corporation and consolidated subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Los Angeles, California
January 31, 1997

1996 QUARTERLY FINANCIAL DATA (Unaudited)                                             Occidental Petroleum Corporation
In millions, except per-share amounts                                                                 and Subsidiaries

Three months ended                            MARCH 31         JUNE 30    SEPTEMBER 30     DECEMBER 31      TOTAL YEAR
======================================    ============    ============    ============    ============    ============
Divisional net sales
   Oil and gas                            $        754    $        878    $      1,148    $        900    $      3,680
   Natural gas transmission                        702             521             554             797           2,574
   Chemical                                      1,068           1,058           1,084           1,097           4,307
   Other                                            (2)             --              --              (2)             (4)
                                          ------------    ------------    ------------    ------------    ------------
Net sales                                 $      2,522    $      2,457    $      2,786    $      2,792    $     10,557
                                          ============    ============    ============    ============    ============
Gross profit                              $        648    $        623    $        624    $        728    $      2,623
                                          ============    ============    ============    ============    ============
Divisional earnings
   Oil and gas                            $        161    $        144    $         20    $        155    $        480
   Natural gas transmission                        121              51              49              75             296
   Chemical                                        118             212             228             110             668
                                          ------------    ------------    ------------    ------------    ------------
                                                   400             407             297             340           1,444
Unallocated corporate items
   Interest expense, net                          (130)           (112)           (107)           (102)           (451)
   Income taxes                                    (99)           (112)              7             (59)           (263)
   Other                                            (7)             (2)             (3)            (20)            (32)
                                          ------------    ------------    ------------    ------------    ------------
Income before extraordinary items                  164             181             194             159             698
Extraordinary gain(loss), net                      (30)             --              --              --             (30)
                                          ------------    ------------    ------------    ------------    ------------
Net income(loss)                          $        134    $        181(a) $        194(b) $        159    $        668
                                          ============    ============    ============    ============    ============
Primary earnings per common share
   Income before extraordinary items      $        .44    $        .49    $        .53    $        .41    $       1.86
   Extraordinary gain(loss), net                  (.09)             --              --              --            (.09)
                                          ------------    ------------    ------------    ------------    ------------
Primary earnings(loss) per common share   $        .35    $        .49    $        .53    $        .41    $       1.77
                                          ============    ============    ============    ============    ============
Fully diluted earnings per common share
   Income before extraordinary items      $        .43    $        .47    $        .50    $        .40    $       1.81
   Extraordinary gain(loss), net                  (.09)             --              --              --            (.08)
                                          ------------    ------------    ------------    ------------    ------------
Fully diluted earnings(loss) per
   common share                           $        .34    $        .47    $        .50    $        .40    $       1.73
                                          ============    ============    ============    ============    ============
Dividends per common share                $        .25    $        .25    $        .25    $        .25    $       1.00
                                          ============    ============    ============    ============    ============
Market price per common share
   High                                   $     27        $     27 1/4    $     25 7/8    $     25 5/8
   Low                                    $     20 1/8    $     24 1/4    $     21 1/2    $     20 1/2
======================================    ============    ============    ============    ============

(a)  Includes a $130 million benefit related to a favorable litigation settlement, and a charge of $75 million for additional environmental reserves relating to various existing sites, and the related state tax effects in the chemical division.
(b)  Includes a charge of $105 million for the write-down of an investment in an oil and gas project in the Republic of
     Komi, a $40 million benefit related to a favorable litigation settlement in the chemical division and a $100 million benefit for a reduction in the deferred tax asset valuation allowance.

1995 QUARTERLY FINANCIAL DATA (Unaudited)                                             Occidental Petroleum Corporation
In millions, except per-share amounts                                                                 and Subsidiaries

Three months ended                            March 31         June 30    September 30     December 31      Total Year
======================================    ============    ============    ============    ============    ============
Divisional net sales
   Oil and gas                            $        705    $        756    $        779    $        778    $      3,018
   Natural gas transmission                        538             468             454             578           2,038
   Chemical                                      1,472           1,456           1,325           1,117           5,370
   Other                                            (1)             (1)             (1)             --              (3)
                                          ------------    ------------    ------------    ------------    ------------
Net sales                                 $      2,714    $      2,679    $      2,557    $      2,473    $     10,423
                                          ============    ============    ============    ============    ============
Gross profit                              $        687    $        724    $        594    $        555    $      2,560
                                          ============    ============    ============    ============    ============
Divisional earnings
   Oil and gas                            $         60    $        (30)   $         46    $        (31)   $         45
   Natural gas transmission                         75              62              54              22             213
   Chemical                                        307             354             252             167           1,080
                                          ------------    ------------    ------------    ------------    ------------
                                                   442             386             352             158           1,338
Unallocated corporate items
   Interest expense, net                          (144)           (133)           (133)           (130)           (540)
   Income taxes                                   (125)            (73)            (83)            (14)           (295)
   Other                                             5               7               3              (7)              8
                                          ------------    ------------    ------------    ------------    ------------
Income before extraordinary items                  178             187             139               7             511
Extraordinary gain(loss), net                       --              --              --              --              --
                                          ------------    ------------    ------------    ------------    ------------
Net income(loss)                          $        178    $        187(a) $        139    $          7(b) $        511
                                          ============    ============    ============    ============    ============

Primary earnings per common share
   Income before extraordinary items      $        .49    $        .51    $        .36    $       (.05)   $       1.31
   Extraordinary gain(loss), net                    --              --              --              --              --
                                          ------------    ------------    ------------    ------------    ------------
Primary earnings(loss) per common share   $        .49    $        .51    $        .36    $       (.05)   $       1.31
                                          ============    ============    ============    ============    ============

Fully diluted earnings per common share
   Income before extraordinary items      $        .47    $        .49    $        .36    $       (.05)   $       1.30
   Extraordinary gain(loss), net                    --              --              --              --              --
                                          ------------    ------------    ------------    ------------    ------------
Fully diluted earnings(loss) per
   common share                           $        .47    $        .49    $        .36    $       (.05)   $       1.30
                                          ============    ============    ============    ============    ============

Dividends per common share                $        .25    $        .25    $        .25    $        .25    $       1.00
                                          ============    ============    ============    ============    ============
Market price per common share
   High                                   $         22    $     24 3/8    $     23 7/8    $     23 1/2
   Low                                    $         18    $     21 1/4    $     21 1/8    $     20 1/8
======================================    ============    ============    ============    ============

(a)  Includes charges of $109 million for settlement of litigation in the oil and gas division, partially offset by a pretax gain of $40 million from the sale of Occidental's PVC facility at Addis, Louisiana.
(b)  Includes reorganization charges of $132 million, of which $95 million was recorded in the oil and gas division and
     $37 million recorded in the natural gas transmission division.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

     The following tables set forth Occidental's net interests in quantities of proved developed and undeveloped reserves of crude oil, condensate and natural gas and changes in such quantities. Crude oil reserves (in millions of barrels) include condensate. The reserves are stated after applicable royalties. Estimates of reserves have been made by Occidental engineers. These estimates include reserves in which Occidental holds an economic interest under service contracts and other arrangements.

RESERVES
Oil in millions of barrels, natural gas in billions of cubic feet

                                                                                      Other             Eastern
                                                                 United             Western          Hemisphere               Total
                                                                 States          Hemisphere           and Other           Worldwide
                                                       ----------------    ----------------    ----------------    ----------------
                                                          Oil       Gas       Oil(a)    Gas       Oil       Gas       Oil       Gas
===================================================    ======    ======    ======    ======    ======    ======    ======    ======
PROVED DEVELOPED AND UNDEVELOPED RESERVES

BALANCE AT DECEMBER 31, 1993                              195     1,980       395         3       203       153       793     2,136
   Revisions of previous estimates                          3        (5)       68        --        21        --        92        (5)
   Improved recovery                                       10         2        --        --         5        --        15         2
   Extensions and discoveries                              10        78        22        --        18        27        50       105
   Purchases of proved reserves                            22       154        --        --        56       193        78       347
   Sales of proved reserves                                --        (3)      (23)       (3)       --        --       (23)       (6)
   Production                                             (22)     (227)      (44)       --       (21)      (19)      (87)     (246)
---------------------------------------------------    ------    ------    ------    ------    ------    ------    ------    ------
BALANCE AT DECEMBER 31, 1994                              218     1,979       418        --       282       354       918     2,333
   Revisions of previous estimates                          6        25        14        --        51       (14)       71        11
   Improved recovery                                        6         6        24        --        12        --        42         6
   Extensions and discoveries                               5        35         8        --        12       373        25       408
   Purchases of proved reserves                            --         4        --        --        --         9        --        13
   Sales of proved reserves                               (16)(b)    (5)       --        --        (9)(b)   (37)      (25)      (42)
   Production                                             (23)     (223)      (47)       --       (31)      (46)     (101)     (269)
---------------------------------------------------    ------    ------    ------    ------    ------    ------    ------    ------
BALANCE AT DECEMBER 31, 1995                              196     1,821       417        --       317       639       930     2,460
   Revisions of previous estimates                         11        26       (19)       --        77       200        69       226
   Improved recovery                                        1        --        --        --        18        --        19        --
   Extensions and discoveries                              16       105         3        --        11        40        30       145
   Purchases of proved reserves                             1        18        --        --        --         3         1        21
   Sales of proved reserves                                (1)       (6)       --        --       (46)       --       (47)       (6)
   Production                                             (21)     (220)      (47)       --       (37)      (42)     (105)     (262)
---------------------------------------------------    ------    ------    ------    ------    ------    ------    ------    ------
BALANCE AT DECEMBER 31, 1996                              203     1,744       354        --       340       840       897     2,584
===================================================    ======    ======    ======    ======    ======    ======    ======    ======
PROPORTIONAL INTEREST IN EQUITY INVESTEES' RESERVES

   December 31, 1993                                        4        35        11        90        29        58        44       183
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   December 31, 1994                                        5        32        11        84        25        46        41       162
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   December 31, 1995                                        5        36        12        81        21        39        38       156
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   DECEMBER 31, 1996                                        5        47        14        77        20        30        39       154
===================================================    ======    ======    ======    ======    ======    ======    ======    ======

See footnotes on following page.

RESERVES continued
Oil in millions of barrels, natural gas in billions of cubic feet

                                                                                      Other             Eastern
                                                                 United             Western          Hemisphere               Total
                                                                 States          Hemisphere           and Other           Worldwide
                                                       ----------------    ----------------    ----------------    ----------------
                                                          Oil       Gas       Oil(a)    Gas       Oil       Gas       Oil       Gas
===================================================    ======    ======    ======    ======    ======    ======    ======    ======
PROVED DEVELOPED RESERVES

   December 31, 1993                                      155     1,792       300         3       103        56       558     1,851
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   December 31, 1994                                      169     1,851       258        --       173       264       600     2,115
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   December 31, 1995                                      149     1,747       283        --       195       235       627     1,982
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   DECEMBER 31, 1996                                      153     1,677       260        --       213       205       626     1,882
===================================================    ======    ======    ======    ======    ======    ======    ======    ======
PROPORTIONAL INTEREST IN EQUITY INVESTEES' RESERVES

   December 31, 1993                                        4        27         6        83        27        54        37       164
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   December 31, 1994                                        4        27         7        77        24        38        35       142
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   December 31, 1995                                        5        30        10        75        16        31        31       136
                                                       ======    ======    ======    ======    ======    ======    ======    ======
   DECEMBER 31, 1996                                        4        41        13        69        15        25        32       135
===================================================    ======    ======    ======    ======    ======    ======    ======    ======

(a)  Portions of these reserves are being produced pursuant to exclusive service contracts.
(b)  Includes approximately 14 million and 6 million barrels of oil (which approximate 17.7 million barrels of WTI-equivalent oil)
     in the United States and Eastern Hemisphere and Other, respectively, associated with the advance sale of crude oil (see
     Note 8).

STANDARDIZED MEASURE, INCLUDING YEAR-TO-YEAR CHANGES THEREIN, OF DISCOUNTED
FUTURE NET CASH FLOWS    For purposes of the following disclosures, estimates
were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to Occidental's share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits and allowances) to the estimated net future pretax cash flows. The discount was computed by application of a 10 percent discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at each of December 31, 1996, 1995 and 1994. However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
In millions

                                                                          Other       Eastern
                                                           United       Western    Hemisphere         Total
                                                           States    Hemisphere(a)  and Other     Worldwide
===================================================    ==========    ==========    ==========    ==========
AT DECEMBER 31, 1996
   Future cash flows                                   $    8,887    $    4,642    $    8,399    $   21,928
   Future costs
      Production costs and other operating expenses        (3,296)       (1,853)       (3,139)       (8,288)
      Development costs(b)                                   (514)         (289)       (1,184)       (1,987)
                                                       ----------    ----------    ----------    ----------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                5,077         2,500         4,076        11,653
   Future income tax expense                               (1,646)         (875)         (457)       (2,978)
                                                       ----------    ----------    ----------    ----------
   FUTURE NET CASH FLOWS                                    3,431         1,625         3,619         8,675
   Ten percent discount factor                             (1,462)         (555)       (1,418)       (3,435)
                                                       ----------    ----------    ----------    ----------
   STANDARDIZED MEASURE                                     1,969         1,070         2,201         5,240
   Share of equity investees' standardized measure            117           104           234           455
                                                       ----------    ----------    ----------    ----------
                                                       $    2,086    $    1,174    $    2,435    $    5,695
===================================================    ==========    ==========    ==========    ==========
AT DECEMBER 31, 1995
   Future cash flows                                   $    6,110    $    4,206    $    5,639    $   15,955
   Future costs
      Production costs and other operating expenses        (2,479)       (1,824)       (2,303)       (6,606)
      Development costs(b)                                   (496)         (269)         (689)       (1,454)
                                                       ----------    ----------    ----------    ----------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                3,135         2,113         2,647         7,895
   Future income tax expense                                 (916)         (655)         (234)       (1,805)
                                                       ----------    ----------    ----------    ----------
   FUTURE NET CASH FLOWS                                    2,219         1,458         2,413         6,090
   Ten percent discount factor                               (979)         (564)         (957)       (2,500)
                                                       ----------    ----------    ----------    ----------
   STANDARDIZED MEASURE                                     1,240           894         1,456         3,590
   Share of equity investees' standardized measure             76            53           239           368
                                                       ----------    ----------    ----------    ----------
                                                       $    1,316    $      947    $    1,695    $    3,958
===================================================    ==========    ==========    ==========    ==========
AT DECEMBER 31, 1994
   Future cash flows                                   $    6,333    $    3,769    $    4,253    $   14,355
   Future costs
      Production costs and other operating expenses        (2,557)       (1,830)       (1,748)       (6,135)
      Development costs(b)                                   (560)         (321)         (169)       (1,050)
                                                       ----------    ----------    ----------    ----------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                3,216         1,618         2,336         7,170
   Future income tax expense                                 (928)         (517)         (138)       (1,583)
                                                       ----------    ----------    ----------    ----------
   FUTURE NET CASH FLOWS                                    2,288         1,101         2,198         5,587
   Ten percent discount factor                             (1,004)         (448)         (833)       (2,285)
                                                       ----------    ----------    ----------    ----------
   STANDARDIZED MEASURE                                     1,284           653         1,365         3,302
   Share of equity investees' standardized measure             49            47           258           354
                                                       ----------    ----------    ----------    ----------
                                                       $    1,333    $      700    $    1,623    $    3,656
===================================================    ==========    ==========    ==========    ==========

(a)  Includes amounts applicable to operating interests in which Occidental receives an agreed-upon fee per barrel of crude oil produced.
(b)  Includes dismantlement and abandonment costs.

CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE
NET CASH FLOWS FROM PROVED RESERVE QUANTITIES
In millions

For the years ended December 31,                                                          1996         1995         1994
=================================================================================    =========    =========    =========
BEGINNING OF YEAR                                                                    $   3,590    $   3,302    $   2,216
                                                                                     ---------    ---------    ---------
   Sales and transfers of oil and gas produced, net of production costs and other
      operating expenses                                                                (1,640)      (1,169)        (764)
   Net change in prices received per barrel, net of production costs and other
      operating expenses                                                                 2,604          672          477
   Extensions, discoveries and improved recovery, net of future production and
      development costs                                                                    576          170          215
   Change in estimated future development costs                                           (620)        (110)        (163)
   Revisions of quantity estimates                                                         863          394          246
   Development costs incurred during the period                                            573          401          328
   Accretion of discount                                                                   305          369          260
   Net change in income taxes                                                             (655)        (195)        (108)
   Purchases and sales of reserves in place, net                                          (403)        (247)         599
   Changes in production rates and other                                                    47            3           (4)
                                                                                     ---------    ---------    ---------
NET CHANGE                                                                               1,650          288        1,086
                                                                                     ---------    ---------    ---------
END OF YEAR                                                                          $   5,240    $   3,590    $   3,302
=================================================================================    =========    =========    =========

     The information set forth below does not include information with respect to operations of equity investees.
     The following table sets forth, for each of the three years in the period ended December 31, 1996, Occidental's approximate average sales prices and average production costs of oil and gas. Production costs are the costs incurred in lifting the oil and gas to the surface and include gathering, treating, primary processing, field storage, property taxes and insurance on proved properties, but do not include depreciation, depletion and amortization, royalties, income taxes, interest, general and administrative and other expenses.

AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS OF OIL AND GAS

                                                                         Other         Eastern
                                                          United       Western      Hemisphere
For the years ended December 31,                          States    Hemisphere(a,b)  and Other(a)
==================================================    ==========    ==========      ==========
1996
   Oil
      Average sales price ($/bbl.)                    $    18.98    $    12.65      $    17.66
   Gas
      Average sales price ($/Mcf)                     $     2.11    $       --      $     2.23

   Average oil and gas production cost ($/bbl.)(c)    $     4.04    $     3.34      $     4.09
--------------------------------------------------    ----------    ----------      ----------
1995
   Oil
      Average sales price ($/bbl.)                    $    15.61    $    10.62      $    14.47
   Gas
      Average sales price ($/Mcf)                     $     1.51    $       --      $     2.07

   Average oil and gas production cost ($/bbl.)(c)    $     3.96    $     3.34      $     3.65
--------------------------------------------------    ----------    ----------      ----------
1994
   Oil
      Average sales price ($/bbl.)                    $    14.21    $    10.19      $    12.08
   Gas
      Average sales price ($/Mcf)                     $     1.85    $     1.72      $     1.15

   Average oil and gas production cost ($/bbl.)(c)    $     4.16    $     3.75      $     3.56
--------------------------------------------------    ----------    ----------      ----------

(a)  Sales prices are calculated before royalties with respect to certain of Occidental's interests.
(b)  Sales prices include fees received under service contracts.
(c)  Natural gas volumes have been converted to equivalent barrels based on energy content of six Mcf of gas to one barrel of oil.

     The following table sets forth, for each of the three years in the period ended December 31, 1996, Occidental's net productive and dry exploratory and development wells drilled.

NET PRODUCTIVE AND DRY EXPLORATORY AND DEVELOPMENT WELLS DRILLED

                                                          Other       Eastern
                                           United       Western    Hemisphere        Total
For the years ended December 31,           States    Hemisphere     and Other    Worldwide
====================================    =========    ==========    ==========    =========
1996
   Oil--  Exploratory                          --           2.8           3.6          6.4
          Development                        61.6          23.2          18.4        103.2
   Gas--  Exploratory                         2.6            --           2.0          4.6
          Development                       103.2            --           1.7        104.9
   Dry--  Exploratory                         5.5           2.5           6.2         14.2
          Development                        15.6           0.5           2.1         18.2
------------------------------------    ---------    ----------    ----------    ---------
1995
   Oil--  Exploratory                         1.4           0.7           2.0          4.1
          Development                        79.3          20.6          26.8        126.7
   Gas--  Exploratory                         9.0            --           1.7         10.7
          Development                        90.1            --           4.7         94.8
   Dry--  Exploratory                         5.5           2.7           7.9         16.1
          Development                        14.5           0.4            --         14.9
------------------------------------    ---------    ----------    ----------    ---------
1994
   Oil--  Exploratory                         1.5            --           3.0          4.5
          Development                       139.6          10.8          58.6        209.0
   Gas--  Exploratory                         0.6            --           1.0          1.6
          Development                       104.7            --           1.0        105.7
   Dry--  Exploratory                         3.2            --          12.5         15.7
          Development                        19.5           0.9           0.6         21.0
------------------------------------    ---------    ----------    ----------    ---------

     The following table sets forth, as of December 31, 1996, Occidental's productive oil and gas wells (both producing wells and wells capable of production). The numbers in parentheses indicate the number of wells with multiple completions.

PRODUCTIVE OIL AND GAS WELLS

                                                            Other       Eastern
                                             United       Western    Hemisphere           Total
Wells at December 31, 1996                   States    Hemisphere     and Other       Worldwide
====================================    ===========    ==========    ==========    ============
Oil--  Gross(a)                         9,592  (268)     382   (-)     778  (21)   10,752  (289)
       Net(b)                           5,280   (61)     265   (-)     402  (21)    5,947   (82)
Gas--  Gross(a)                         3,970  (184)      --   (-)     113   (-)    4,083  (184)
       Net(b)                           2,551   (43)      --   (-)      36   (-)    2,587   (43)
------------------------------------    -----------    ----------    ----------    ------------

(a) The total number of wells in which interests are owned or which are operated under service contracts.
(b)  The sum of fractional interests.

     The following table sets forth, as of December 31, 1996, Occidental's participation in exploratory and development wells being drilled.

PARTICIPATION IN EXPLORATORY AND DEVELOPMENT WELLS BEING DRILLED

                                                                Other       Eastern
                                                 United       Western    Hemisphere        Total
Wells at December 31, 1996                       States    Hemisphere     and Other    Worldwide
==========================================    =========    ==========    ==========    =========
Exploratory and development wells--  Gross           59             3            18           80
                                     Net             43             3             7           53
------------------------------------------    ---------    ----------    ----------    ---------

     At December 31, 1996, Occidental was participating in 102 pressure maintenance and waterflood projects in the United States, 1 in Latin America, 27 in the Middle East and 6 in Russia.

     The following table sets forth, as of December 31, 1996, Occidental's holdings of developed and undeveloped oil and gas acreage.

OIL AND GAS ACREAGE

                                                          Other       Eastern
                                           United       Western    Hemisphere        Total
Thousands of acres                         States    Hemisphere     and Other    Worldwide
====================================    =========    ==========    ==========    =========
Developed(a)--    Gross(b)                  2,288           135        11,379       13,802
                  Net(c)                    1,535           126         5,457        7,118
------------------------------------    ---------    ----------    ----------    ---------
Undeveloped(d)--  Gross(b)                  1,521         9,162        35,587       46,270
                  Net(c)                      806         7,084        21,110       29,000
------------------------------------    ---------    ----------    ----------    ---------

(a)  Acres spaced or assigned to productive wells.
(b)  Total acres in which interests are held.
(c) Sum of the fractional interests owned, based on working interests or shares of production, if under production-sharing agreements.
(d) Acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether the acreage contains proved reserves.

     The following table sets forth, for each of the three years in the period ended December 31, 1996, Occidental's domestic oil and gas production.

OIL AND NATURAL GAS PRODUCTION--DOMESTIC

                                           Oil Production                 Natural Gas Production
                             Thousands of barrels per day         Millions of cubic feet per day
                      -----------------------------------    -----------------------------------
                           1996         1995         1994         1996         1995         1994
==================    =========    =========    =========    =========    =========    =========
California                    2            5            5           --           --           --
Gulf of Mexico               10           11           11          154          157          180
Kansas                        6            6            7          186          193          194
Louisiana                     6            7            3           43           39           23
Mississippi                   1            1           --            3            4            5
New Mexico                    3            3            3           24           22           20
Oklahoma                      4            5            5           52           57           60
Texas                        21           21           22          126          128          131
Wyoming                      --           --           --            9            8            5
Other States                  4            5            3            4            4            2
                      ---------    ---------    ---------    ---------    ---------    ---------
TOTAL                        57           64           59          601          612          620
==================    =========    =========    =========    =========    =========    =========

     The following table sets forth, for each of the three years in the period ended December 31, 1996, Occidental's international oil and gas production.

OIL AND NATURAL GAS PRODUCTION--INTERNATIONAL

                                           Oil Production                 Natural Gas Production
                             Thousands of barrels per day         Millions of cubic feet per day
                      -----------------------------------    -----------------------------------
                           1996         1995         1994         1996         1995         1994
==================    =========    =========    =========    =========    =========    =========
Argentina                    --           --            4           --           --            1
Colombia                     29           30           28           --           --           --
Congo                         4            9            2           --           --           --
Ecuador                      18           20           18           --           --           --
Netherlands                  --           --           --           72           78           --
Oman                         13           12           12           --           --           --
Pakistan                      6            6            7           43           49           52
Peru                         54           58           61           --           --           --
Qatar                        38           20            3           --           --           --
Russia                       25           23           21           --           --           --
Venezuela                    27           21            8           --           --           --
Yemen                        15           15           14           --           --           --
                      ---------    ---------    ---------    ---------    ---------    ---------
TOTAL                       229          214          178          115          127           53
==================    =========    =========    =========    =========    =========    =========

68